United Trust Group, Inc.




03057134

2002 Annual Report



April 15, 2003

Dear Shareholder:

Over the past couple of years the management of United Trust Group has been taking strategic steps to reposition the Company and make ready to succeed well into the 21st century. Several of those steps are now starting to payoff as we negotiate these turbulent economic times and should be good for our shareholders, policyholders, and employees for many years to come.

Many insurance companies have suffered losses in their investment portfolios in the last year, however, because of our conservative practices, United Trust Group has not. We shortened the length of our portfolio, which has hurt our earnings in the short run, but we have not had to write off any losses. As Mark Twain once put it "We are more concerned with the return of money than the return on our money."

We are also seeing positive results in our staff's commitment to true customer service. By looking at the mission statement, basics, and motto development by our staff one can see that United Trust Group realizes that the difference between our Company and others is service second to none. Unsolicited comments from customers and our own surveys help us maintain the standard that sets us apart from other companies.

As we look to the future we believe that the best way for United Trust Group to grow is through Third Party Administration (TPA) and the acquisition of either entire life insurance companies or blocks of life insurance business. Anyone looking at our improved capital position, experienced staff, and current facilities would certainly come to the same conclusion.

I remain confident that United Trust Group is heading in the right direction for the future.

Sincerely,

Jesse T. Correll
Chairman

SELECTED FINANCIAL DATA

The following selected historical consolidated financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations," Financial Statements and Supplementary Data" and other financial information included elsewhere in this document.

FINANCIAL HIGHLIGHTS
(000's omitted, except per share data)

	2002	2001	2000	1999	1998
Premium income net of reinsurance	$ 15,992	$ 17,272	$ 19,490	$ 21,581	$ 26,396
Total revenues	$ 30,170	$ 33,365	$ 35,747	$ 36,057	$ 40,885
Net income (loss)*	$ 1,500	$ 2,440	$ (696)	$ 1,076	$ (679)
Basic income (loss) per share	$ 0.43	$ 0.65	$ (0.17)	$ 0.38	$ (0.39)
Total assets	$ 318,903	$ 328,939	$ 333,035	$ 338,576	$ 342,611
Total long-term debt	$ 2,995	$ 4,401	$ 1,817	$ 5,918	$ 9,529
Dividends paid per share	NONE	NONE	NONE	NONE	NONE

* Includes equity earnings of investees.

OVERVIEW

United Trust Group, Inc. (the "Registrant") was incorporated in 1984, under the laws of the State of Illinois to serve as an insurance holding company. The Registrant and its subsidiaries (the "Company") have only one significant industry segment - insurance. The Company's dominant business is individual life insurance, which includes the servicing of existing insurance business in force, the solicitation of new individual life insurance, and the acquisition of other companies in the insurance business, and the administration processing of life insurance business for other entities.

At December 31, 2002, significant majority-owned subsidiaries of the Registrant were as depicted on the following organizational chart:


United Trust Group, Inc.
(UTG)
100%
100%
100%
North Plaza of Somerset, Inc.
(NORTH PLAZA)
Roosevelt Equity Corporation
(REC)
Universal Guaranty Life Insurance Company
(UG)
67%
Hampshire Plaza, LLC
(HAMPSHIRE PLAZA)
100%
100%
Abraham Lincoln Insurance Company
(ABE)
Appalachian Life Insurance Company
(APPL)

This document at times will refer to the Registrant's largest shareholder, Mr. Jesse T. Correll and certain companies controlled by Mr. Correll. Mr. Correll holds a majority ownership of First Southern Funding LLC, a Kentucky corporation, ("FSF") and First Southern Bancorp, Inc. ("FSBI"), a financial services holding company that owns 100% of First Southern National Bank ("FSNB"), which operates out of 14 locations in central Kentucky. Mr. Correll is Chief Executive Officer and Chairman of the Board of Directors of UTG and is currently UTG's largest shareholder through his ownership control of FSF, FSBI and affiliates. At December 31, 2002 Mr. Correll owns or controls directly and indirectly approximately 60% of UTG's outstanding stock.

UTG is a life insurance holding company. The focus of UTG is the acquisition of other companies in similar lines of business and management of the insurance subsidiaries. UTG has no activities outside the life insurance focus. The UTG companies became members of the same affiliated group through a history of acquisitions in which life insurance companies were involved. Effective on June 12, 2002, First Commonwealth Corporation ("FCC"), a former life insurance holding company and a then 82% owned subsidiary of UTG, merged with and into UTG, with UTG being the surviving corporation of the merger. As a result of the merger, UG became a direct wholly-owned subsidiary of UTG. (See Note 15 to the financial statements for additional information regarding the merger.)

The insurance companies of the group, UG, APPL and ABE, all operate in the individual life insurance business. The primary focus of these companies has been the servicing of existing insurance business in force and the solicitation of new insurance business.

REC is a wholly owned subsidiary of UTG, which was incorporated under the laws of the State of Delaware on June 1, 1971, for the purpose of dealing and brokering in securities. REC acts as an agent for its customers by placing orders of mutual funds and variable annuity contracts which are placed in the customers' names, the mutual fund shares and variable annuity accumulation units are held by the respective custodians, and the only financial involvement of REC is through receipt of commission (load). REC was originally established to enhance the life insurance sales by providing an additional option to the prospective client. The objective was to provide an insurance sale and mutual fund sale in tandem. REC functions at a minimum broker-dealer level. It does not maintain any of its customer accounts nor receives customer funds directly. Operating activity of REC accounts for less than $100,000 of earnings annually.

NORTH PLAZA is a wholly owned subsidiary of UTG, which owns for investment purposes, a shopping center in Somerset, Kentucky, approximately 12,000 acres of timberland in Kentucky, and a 50% partnership interest in an additional 11,000 acres of Kentucky timberland. Operating activity of North Plaza accounts for less than $100,000 of earnings annually.

HAMPSHIRE PLAZA is 67% owned subsidiary of UG, which owns for investment purposes, a property consisting of a twenty story, 254,228 square foot office tower, and 72,382 square foot attached retail plaza totaling 326,610 square feet along with an attached 349 space parking garage, in New Hampshire. Operating activity of Hampshire Plaza accounted for approximately $150,000 of earnings in the current year.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of this section is to discuss and analyze the Company's consolidated results of operations, financial condition and liquidity and capital resources. This analysis should be read in conjunction with the consolidated financial statements and related notes, which appear elsewhere in this report. The Company reports financial results on a consolidated basis. The consolidated financial statements include the accounts of UTG and its subsidiaries at December 31, 2002.

Cautionary Statement Regarding Forward-Looking Statements

Any forward-looking statement contained herein or in any other oral or written statement by the Company or any of its officers, directors or employees is qualified by the fact that actual results of the Company may differ materially from any such statement due to the following important factors, among other risks and uncertainties inherent in the Company's business:

1. Prevailing interest rate levels, which may affect the ability of the Company to sell its products, the market value of the Company's investments and the lapse ratio of the Company's policies, notwithstanding product design features intended to enhance persistency of the Company's products.

2. Changes in the federal income tax laws and regulations which may affect the relative tax advantages of the Company's products.

3. Changes in the regulation of financial services, including bank sales and underwriting of insurance products, which may affect the competitive environment for the Company's products.

4. Other factors affecting the performance of the Company, including, but not limited to, market conduct claims, insurance industry insolvencies, insurance regulatory initiatives and developments, stock market performance, an unfavorable outcome in pending litigation, and investment performance.

Results of Operations

(a) Revenues

Premiums and policy fee revenues, net of reinsurance premiums and policy fees, decreased 7% when comparing 2002 to 2001 and 11% from 2001 to 2000. The Company currently writes little new business. A majority of the new business currently written is universal life insurance. Collected premiums on universal life and interest sensitive products is not reflected in premiums and policy revenues because accounting principles generally accepted in the United States of America require that premiums collected on these types of products be treated as deposit liabilities rather than revenue. Unless the Company acquires a block of in-force business or marketing significantly increases on traditional business, management expects premium revenue to continue to decline at a rate consistent with prior experience. The Companies' average persistency rate for all policies in force for 2002, 2001 and 2000 was approximately 93.6%, 91.6%, and 89.8%, respectively. Persistency is a measure of insurance in force retained in relation to the previous year.

New business production decreased steadily and significantly over the last several years. New business production in 2002 was approximately 10% of the production levels in 1998. The Company has not placed an emphasis on new business production in recent years. Costs associated with supporting new business can be significant. In recent years, the insurance industry as a whole has experienced a decline in the total number of agents who sell insurance products, therefore competition has intensified for top producing sales agents. The relatively small size of the Companies, and the resulting limitations, has made it challenging to compete in this area. In early 1999, management determined it could no longer continue to support the costs of new business in light of the declining trend and no indication it would reverse itself. As such, at that time, existing agents were allowed to continue marketing Company products, but the Company significantly reduced home office support and discontinued sales leads to agents using existing inforce policies.

During 2001, the Company implemented a conservation effort, which is still in place, in an attempt to improve the persistency rate of Company policies. Several of the customer service representatives of the Company have become licensed insurance agents, allowing them to offer other products within the Company's portfolio to existing customers. Additionally, stronger efforts have been made in policy retention through more personal contact with the customer including telephone calls to discuss alternatives and reasons for a customer's request to surrender their policy. Previously, the Company's agency force was primarily responsible for conservation efforts. With the decline in the number of agents, their ability to reach these customers diminished, making conservation efforts difficult. The conservation efforts described above are relatively new, but early results are generally positive. Management will continue to monitor these efforts and make adjustments as seen appropriate to enhance the future success of the program. The Company is currently implementing a new product referred to as "the Legacy" to be specifically used by the licensed customer service representatives as an alternative for the customer in the conservation efforts. The new product has been developed but has yet to be marketed as of December 31, 2002. The Company hopes to start marketing the product by the end of the first quarter of 2003.

The Company has considered the feasibility of a marketing opportunity with First Southern National Bank ("FSNB") an affiliate of UTG's largest shareholder, Chariman and CEO, Jesse T. Correll. Management has considered various products including annuity type products, mortgage protection products and existing insurance products, as potential products that could be marketed to banking customers. This marketing opportunity has potential and is believed to be a viable niche. The Company has recently designed the "Horizon" annuity product as well as the "Legacy" life product which are both to be used in marketing efforts by FSNB. The introduction of these new products is currently not expected to produce significant premium writings.

Net investment income decreased 11% when comparing 2002 to 2001 and decreased 6% when comparing 2001 to 2000. The national prime rate has declined from 9.5% at December 31, 2000 to 4.25% at December 31, 2002. This has resulted in lower earnings on short-term funds as well as on longer-term investments acquired. Should this economic climate continue, net investment income may continue to decline as the Company, along with others in the insurance industry, seeks adequate returns on investments, while staying within the conservative investment guidelines set forth by insurance regulators. Many insurance companies have suffered significant losses in their investment portfolios in the last couple of years, however, because of the Company's conservative investment philosophy the Company has so far avoided such significant losses. Management shortened the length of the Company's portfolio which hurt investment earnings in the short run, but the Company has not had to write off any losses in these turbulent economic times. During 2000, the Company received $632,000 in investment earnings from a joint venture real estate development project that was in its latter stages. The earnings from this activity represent approximately 4% of the 2000 investment income.

The overall investment yields for 2002, 2001 and 2000, are 5.65%, 6.39% and 6.88%, respectively.

The Company's investments are generally managed to match related insurance and policyholder liabilities. The comparison of investment return with insurance or investment product crediting rates establishes an interest spread. The Company monitors investment yields, and when necessary adjusts credited interest rates on its insurance products to preserve targeted interest spreads, ranging from 1% to 2%. At the March 2001 Board of Directors meeting, the Boards of the insurance subsidiaries lowered crediting rates one-half percent on all products that could be lowered. With this reduction, the vast majority of the Company's rate-adjustable products are now at their guaranteed minimum rates, and as such, cannot be lowered any further. At the March 2002 Board of Directors meeting, the Boards of the insurance subsidiaries lowered all remaining rate-adjustable products to their guaranteed minimum rates. The guaranteed minimum crediting rates on these products range from 3% to 5.5%. These adjustments were in response to the continued declines in interest rates in the marketplace described above. Policy interest crediting rate changes become effective on an individual policy basis on the next policy anniversary. If interest rates continue to decline, the Company won't be able to lower rates and both net investment income and net income will be impacted negatively.

Realized investment gains, net of realized losses, were $13,634, $436,840 and $(260,078) in 2002, 2001 and 2000, respectively. During 2002, the modest realized gain consisted primarily of real estate sales on residential development property the Company owned in Springfield, Illinois. During 2001, the Company sold the West Virginia properties including the former home office building of APPL, realizing a gain of $217,574. The Company also sold certain common stocks it had acquired in 2000 and 2001 realizing gains of $132,760.

During early 1999, the Company re-evaluated its real estate holdings, especially those properties acquired through acquisitions of other companies and mortgage loan foreclosures, and determined it would be in the long term interest of the Company to dispose of certain of these parcels. Parcels targeted for sale were generally non-income or low income producing and located in parts of the country where management has little other reason to travel. During 2000, real estate accounted for almost all of the realized gain and loss activity. By third quarter of 2000, the Company had sold the remaining real estate properties identified for disposal in prior years. The Company recorded net realized gains of $728,000 from these sales. By fourth quarter 2000, remaining real estate consisted of the North Plaza holdings and development real estate located in Springfield, Illinois. In December 2000, management studied its development properties, analyzing such issues as remaining time to fully develop without over saturation, historic sales trends, management time and resources to continue development and other alternatives such as modifying current plans or discontinuing entirely. Management determined it would be in the long term best interests of the Company to discontinue development and attempt to liquidate the remaining properties. As such, a realized loss of $913,000 was recorded in December 2000 to reduce the book value of these properties to the amount management determined it would accept net of selling costs to facilitate liquidation. During the fourth quarter of 2000, the Company recorded a $170,000 increase to the allowance maintained for potential mortgage loan losses.

On June 1, 2001, the Company began performing administrative work as a third party administrator ("TPA") for an unaffiliated life insurance company. The business being administered is a closed block with approximately 250,000 policies, a majority of which are paid up. The Company receives monthly fees based on policy in force counts and certain other activity indicators such as number of premium collections performed. During the year ended 2002 and 2001, the Company received $521,782, and $299,905 for this work, respectively. These TPA revenue fees are included in the line item "other income" on the Company's consolidated statements of operations. The Company intends to pursue other TPA arrangements, and in 2002 entered into an alliance with Fiserv Life Insurance Solutions (Fiserv LIS), to provide TPA services to insurance companies seeking business process outsourcing solutions. Fiserv LIS will be responsible for the marketing and sales function for the alliance, as well as providing the datacenter operations. UTG will staff the administration effort. Although still in its early stages, management believes this alliance with Fiserv LIS positions the Company to generate additional revenues by utilizing the Company's current excess capacity and administrative services. Fiserv LIS is a unit of Fiserv, Inc. (Nasdaq: FISV) which is an independent, full-service provider of integrated data processing and information management systems to the financial industry, headquartered in Brookfield, Wisconsin.

(b) Expenses

Benefits, claims and settlement expenses net of reinsurance benefits and claims, increased slightly in 2002 as compared to 2001 and decreased 12% in 2001 as compared to 2000. Fluctuations in death claim experience from year to year typically have a significant impact on variances in this line item. Direct (prior to reinsurance) death claims were approximately $1,812,000 greater in 2002 than in 2001 and approximately $1,636,000 less in 2001 than in 2000. There is no single event that caused the mortality variances. Policy claims vary from year to year and therefore, fluctuations in mortality are to be expected and are not considered unusual by management. Policy surrender benefits decreased approximately $2,000,000 during the year 2002 compared to the same period in 2001. As discussed above, stronger efforts have been made in policy retention through more personal contact with customers including telephone calls to discuss alternatives and reasons for a request to surrender their policy. The short-term impact of such fewer policy surrenders is negligible since a reserve for future policy benefits payable is held which is, at a minimum, equal to or even greater than the cash surrender value of a policy. The benefit of fewer policy surrenders is primarily received over a longer time period through the retention of the Company's asset base.

Commissions and amortization of deferred policy acquisition costs decreased 38% in 2002 compared to 2001 and decreased 40% in 2001 compared to 2000. The most significant factor in the continuing decrease is attributable to the Company paying fewer commissions, since the Company writes very little new business and renewal premiums on existing business continue to decline. Another factor of the decrease is attributable to normal amortization of the deferred policy acquisition costs asset. The Company reviews the recoverability of the asset based on current trends and known events compared to the assumptions used in the establishment of the original asset. No impairments were recorded in any of the three periods reported.

Amortization of cost of insurance acquired decreased 4% in 2002 compared to 2001 and decreased 1% in 2001 compared to 2000. Cost of insurance acquired is established when an insurance company is acquired. The Company assigns a portion of its cost to the right to receive future cash flows from insurance contracts existing at the date of the acquisition. The cost of policies purchased represents the actuarially determined present value of the projected future cash flows from the acquired policies. Cost of insurance acquired is comprised of individual life insurance products including whole life, interest sensitive whole life and universal life insurance products. Cost of insurance acquired is amortized with interest in relation to expected future profits, including direct charge-offs for any excess of the unamortized asset over the projected future profits. The interest rates utilized in the amortization calculation are 9% on approximately 25% of the balance and 15% on the remaining balance. The interest rates vary due to risk analysis performed at the time of acquisition on the business acquired. The amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised. Amortization of cost of insurance acquired is particularly sensitive to changes in persistency of certain blocks of insurance in-force. Persistency is a measure of insurance in force retained in relation to the previous year. The Company's average persistency rate for all policies in force for 2002, 2001 and 2000 has been approximately 93.6%, 91.6%and 89.8%, respectively.

Operating expenses decreased 9% in 2002 compared to 2001 and decreased 36% in 2001 compared to 2000. During 2001, the Company transferred all remaining functions of its insurance subsidiary APPL from Huntington, West Virginia to the Springfield, Illinois location, and sold the West Virginia property. The closing of the Huntington office has resulted in an approximately $325,000 reduction to operating expenses in 2002. During the current year the Company changed health insurance coverage on its employees. This change reduced 2002 operating expenses approximately $75,000, while maintaining similar coverage amounts. Additional expense reductions have been made in the normal course of business, as the Company continually monitors expenditures looking for savings opportunities. The aforementioned expense reductions have been partially offset by increased operating costs of approximately $285,000 attributable to the Company's conversion of its existing business and TPA clients to "ID3", a software system owned by Fiserv LIS. Conversion costs to date include fees for initial licensing, consultation, and training.

During the fourth quarter of 2000, Mr. Jesse T. Correll as Board Chairman, requested the resignation of James E. Melville as President of UTG and its subsidiaries. A special joint meeting of the Boards of Directors of United Trust Group, Inc. and its subsidiaries was held January 8, 2001, at which the termination of the employment agreement between First Commonwealth Corporation and James E. Melville, and the termination of James E. Melville as an officer or agent of United Trust Group, Inc. and all of its subsidiaries were approved by the Boards of Directors of each of the companies. An accrual of $562,000 was established through a charge to general expenses at year-end 2000 for the remaining payments required pursuant to the terms of Mr. Melville's employment contract and other settlement costs. A $500,000 accrual was also established at year-end 2000 for estimated legal costs associated with the defense of a legal matter. During the third quarter 2000, the Company settled a legal matter for $550,000 and incurred an additional $150,000 in legal fees. At the March 27, 2000 Board of Directors meeting, United Trust Group, Inc. and each of its affiliates accepted the resignation of Larry E. Ryherd as Chairman of the Board of Directors and Chief Executive Officer. Mr. Ryherd had 28 months remaining on an employment contract with the Company at the end of March 2000. As such, a charge of $933,000 was incurred in first quarter 2000 for the remainder of this contract. Exclusive of the above accruals, operating expenses declined 13% in 2001 compared to 2000.

Interest expense declined 19% comparing 2002 to 2001 and declined 13% comparing 2001 to 2000. The Company repaid $1,405,395, $1,302,495 and $1,540,800 in outside debt in 2002, 2001 and 2000 respectively, through operating cashflows and dividends received from its subsidiary UG. On July 31, 2000, $2,560,000 in convertible debt of UTG held by First Southern was converted to equity. In April 2001, the Company issued $3,885,996 in new debt to purchase common stock owned primarily by James E. Melville and Larry E. Ryherd, two former officers and directors of the Company and their respective families. These notes bear interest at the fixed rate of 7% per annum (paid quarterly) with payments of principal to be made in five equal installments, the first principal payment of which, in the amount of $777,199, was made on March 31, 2002. In December 2002 advance principal payments totaling $113,522 were made on these notes. Subsequent to year-end 2002 an additional advance principal payment was made on these notes in the amount of $705,499. In May and July of 2002, principal payments of $113,112 and $401,562, respectively were made, which paid off the remaining balance owed on the Company's subordinated debt. The subordinated debt was incurred June 16, 1992 as a part of the acquisition of the now dissolved Commonwealth Industries Corporation. At December 31, 2002, UTG had $2,995,275 in notes payable remaining, all of which were incurred in the aforementioned April 2001 stock purchase transaction with Mr. Ryherd and Mr. Melville. Principal payments of $763,259 are due annually over a three-year period ending in April of 2006 with the next principal payment due in April of 2004. The Company has agressively pursued the repayment of its existing debt in recent periods. Interest rates on existing debt are fixed. With the current interest rate environment, management believes it is in the Company's best long-term interest to reduce or eliminate its debt with any excess funds available to do so.

Management believes overall sources available are more than adequate to service this debt. These sources include current cash balances of UTG, expected future operating cashflows and payment of dividends from the Company's life subsidiaries.

Deferred taxes are established to recognize future tax effects attributable to temporary differences between the financial statements and the tax return. As these differences are realized in the financial statement or tax return, the deferred income tax established on the difference is recognized in the financial statements as an income tax expense or credit.

(c) Net income (loss)

The Company had a net income (loss) of $1,499,618, $2,439,573 and $(696,426) in 2002, 2001 and 2000 respectively. The decrease in net income in 2002 as compared to 2001 is primarily related to lower investment income returns and increased death claims. Significant one-time charges and accruals to operating expenses combined with an increase in death claims during 2000 as further described above were the primary differences in the 2001 to 2000 results. The Company continues to monitor and adjust those items within its control.

Financial Condition

(a) Assets

Investments are the largest asset group of the Company. The Company's insurance subsidiaries are regulated by insurance statutes and regulations as to the type of investments they are permitted to make, and the amount of funds that may be used for any one type of investment. In light of these statutes and regulations, and the Company's business and investment strategy, the Company generally seeks to invest in United States government and government agency securities and other high quality low risk investments. Many insurance companies have suffered significant losses in their investment portfolios in the last couple of years, however, because of the Company's conservative investment philosophy our Company has so far largely avoided such significant losses. Management shortened the length of the Company's portfolio which hurt investment earnings in the short run, but the Company has not had to write off any losses in these turbulent economic times.

At December 31, 2002, the carrying value of fixed maturity securities in default as to principal or interest was immaterial in the context of consolidated assets or shareholders' equity. The Company has identified securities it may sell and classified them as "investments held for sale". Investments held for sale are carried at market, with changes in market value charged directly to shareholders' equity. To provide additional flexibility and liquidity, the Company has categorized almost all fixed maturity investments acquired in 2002 and 2001 as available for sale. It was determined it would be in the Company's best financial interest to classify these new purchases as available for sale to provide additional liquidity and flexibility.

The following table summarizes the Company's fixed maturities distribution at December 31, 2002 and 2001 by ratings category as issued by Standard and Poor's, a leading ratings analyst.

Fixed Maturities		
Rating	% of Portfolio	
	2002	2001
Investment Grade		
AAA	65%	61%
AA	3%	6%
A	24%	24%
BBB	6%	8%
Below investment grade	2%	1%
	100%	100%

In the past few years the Company has invested more of its funds in mortgage loans. This is the result of increased mortgage opportunities available through FSNB, an affiliate of Jesse Correll. Mr. Correll is the CEO and Chairman of the board of directors of UTG, and directly and indirectly through affiliates, its largest shareholder. FSNB has been able to provide the Company with additional expertise and experience in underwriting commercial and residential mortgage loans, which provide more attractive yields than the traditional bond market. During 2002, 2001 and 2000 the Company issued approximately $6,920,000, $4,535,000 and $21,863,000 respectively, in new mortgage loans. These new loans were originated through FSNB and funded by the Company through participation agreements with FSNB. FSNB services the loans covered by these participation agreements. The Company pays FSNB a .25% servicing fee on these loans and a one-time fee at loan origination of .50% of the original loan amount to cover costs incurred by FSNB relating to the processing and establishment of the loan. UG paid $70,140, $79,730 and $34,721 in servicing fees and $35,127, $22,626 and $91,392 in origination fees to FSNB during 2002, 2001 and 2000, respectively.

Total investment real estate holdings represent approximately 6% of the total assets of the Company, net of accumulated depreciation, at year-end 2002 and 2001 respectively. Total investment real estate is separated into two categories: Commercial 92% and Residential Development 8%.

Policy loans remained consistent for the periods presented. Industry experience for policy loans indicates that few policy loans are ever repaid by the policyholder, other than through termination of the policy. Policy loans are systematically reviewed to ensure that no individual policy loan exceeds the underlying cash value of the policy.

Deferred policy acquisition costs decreased 21% in 2002 compared to 2001. Deferred policy acquisition costs, which vary with, and are primarily related to producing new business, are referred to as ("DAC"). DAC consists primarily of commissions and certain costs of policy issuance and underwriting, net of fees charged to the policy in excess of ultimate fees charged. To the extent these costs are recoverable from future profits, the Company defers these costs and amortizes them with interest in relation to the present value of expected gross profits from the contracts, discounted using the interest rate credited by the policy. The Company had $69,000 in policy acquisition costs deferred, $55,000 in interest accretion and $769,432 in amortization in 2002, and had $167,000 in policy acquisition costs deferred, $76,000 in interest accretion and $1,083,577 in amortization in 2001.

Cost of insurance acquired decreased 30% in 2002 compared to 2001. When an insurance company is acquired, the Company assigns a portion of its cost to the right to receive future cash flows from insurance contracts existing at the date of the acquisition. The cost of policies purchased represents the actuarially determined present value of the projected future cash flows from the acquired policies. Cost of insurance acquired is amortized with interest in relation to expected future profits, including direct charge-offs for any excess of the unamortized asset over the projected future profits. In both 2002 and 2001 amortization decreased the asset by $1,572,920 each year. In 2002, the balance was reduced $8,409,722 as a result of the valuation adjustment attributable to the acquisition of the minority shareholder positions of FCC through its merger with and into UTG.

(b) Liabilities

Total liabilities decreased 2% in 2002 compared to 2001. Policy liabilities and accruals, which represented 93% and 92% of total liabilities at year end 2002 and 2001, respectively, decreased slightly during the current year. The decline is attributable to a shrinking policy base and declining new business production.

Notes payable decreased 32% in 2002 compared to 2001. At December 31, 2001, UTG had $4,400,670 *in notes payable. During 2002, the Company repaid $1,405,395 of its debt through operating cashflows* and dividends received from its subsidiary UG. At December 31, 2002, UTG had $2,995,275 in notes payable, all remaining debt is owed to two former officers and directors of the Company and their respective families as a result of an April 2001 stock purchase transaction. These notes bear interest at the fixed rate of 7% per annum (paid quarterly), with three remaining principal payments of $763,259 due annually. The next principal payment due date is in April of 2004. Management believes overall sources of liquidity available are more than adequate to service this debt. These sources include current cash balances of UTG, expected future operating cashflows and payment of dividends from the Company's life subsidiaries. The Company's long-term debt is discussed in more detail in Note 11 to the consolidated financial statements, which is incorporated herein by this reference.

(c) Shareholders' Equity

Total shareholders' equity increased 8% in 2002 compared to 2001. This is primarily due to income during the year of $1,499,618, an increase in unrealized gains on investments in the current year of $1,289,740, and an increase in equity of $706,691 from an employee and director stock purchase plan which was approved and implemented in 2002.

Liquidity and Capital Resources

The Company has three principal needs for cash - the insurance companies' contractual obligations to policyholders, the payment of operating expenses and the servicing of its long-term debt. Cash and cash equivalents as a percentage of total assets were 8% and 5% as of December 31, 2002 and 2001, respectively. Fixed maturities as a percentage of total invested assets were 74% as of December 31, 2001 and 2000, respectively.

The Company's investments are predominantly in fixed maturity investments such as bonds and mortgage loans, which provide sufficient return to cover future obligations. The Company carries certain of its fixed maturity holdings as held to maturity which are reported in the financial statements at their amortized cost.

Many of the Company's products contain surrender charges and other features which reward persistency and penalize the early withdrawal of funds. With respect to such products, surrender charges are generally sufficient to cover the Company's unamortized deferred policy acquisition costs with respect to the policy being surrendered.

Cash provided by (used in) operating activities was $38,646, $1,365,047and $(2,155,491) in 2002, 2001 and 2000, respectively. Reporting regulations require cash inflows and outflows from universal life insurance products to be shown as financing activities when reporting on cash flows. The net cash provided by (used in) operating activities plus policyholder contract deposits less policyholder contract withdrawals equaled $2,370,411 in 2002, $3,384,557 in 2001 and $(393,571) in 2000. Management utilizes this measurement of cash flows as an indicator of the performance of the Company's insurance operations.

Cash provided by (used in) investing activities was $9,008,183, $138,994 and $(3,940,958), for 2002, 2001 and 2000, respectively. The most significant aspect of cash provided by (used in) investing activities are the fixed maturity transactions. Fixed maturities account for 80%, 81% and 42% of the total cost of investments acquired in 2002, 2001 and 2000, respectively. The decrease in fixed maturities acquired in 2000 resulted from a corresponding increase in the acquisition of mortgage loans that year.

Net cash provided by (used in) financing activities was $(473,692), $(1,091,769) and $133,721 for 2002, 2001 and 2000, respectively. The Company continues to pay down its outstanding debt. Such payments are included within this category. In addition, in 2001 the board of directors of the Company authorized a repurchase program of UTG's common stock and the purchase of stock is still pursued as it becomes available. In addition, in 2002 this category includes payments made to former FCC shareholders for shares they owned prior to the merger of FCC into UTG.

Policyholder contract deposits decreased 9% in 2002 compared to 2001, and decreased 11% in 2001 when compared to 2000. The decrease in policyholder contract deposits relates to the decline in new business production experienced in the last few years by the Company. Policyholder contract withdrawals have decreased 15% in 2002 compared to 2001, and 15% in 2001 compared to 2000. The change in policyholder contract withdrawals is not attributable to any one significant event. Factors that influence policyholder contract withdrawals are fluctuation of interest rates, competition and other economic factors.

At December 31, 2002, UTG had $2,995,275 in notes payable, all remaining debt is owed to two former officers and directors of the Company and their respective families as a result of an April 2001 stock purchase transaction. These notes bear interest at the fixed rate of 7% per annum (paid quarterly), with three remaining principal payments of $763,259 due annually. The next principal payment due date is in April of 2004. Management believes overall sources available are more than adequate to service this debt. These sources include current cash balances of UTG, expected future operating cashflows and payment of dividends from the Company's life subsidiaries. In January 2003, UTG paid $705,499 on its notes payable completing the 2003 principal payments due.

On November 15, 2001, UTG was extended a $3,300,000 line of credit ("LOC") from the First National Bank of the Cumberlands ("FNBC") located in Livingston, Tennessee. The FNBC is owned by Millard V. Oakley, who is a director of UTG. The LOC was for a one-year term from the date of issue. Upon maturity the Company renewed the LOC for an additional one-year term. The interest rate on the LOC is variable and indexed to be the lowest of the U.S. prime rates as published in the Wall Street Journal, with any interest rate adjustments to be made monthly. At December 31, 2002, the Company had no outstanding borrowings attributable to this LOC. During 2002 the Company had total borrowings of $1,600,000 on this LOC, which were all repaid during the year. The draws on this LOC were used to facilitate the payments due to the former shareholders of FCC as a result of the June 12, 2002, merger of FCC with and into UTG, as further described in note 15 to the consolidated financial statements and incorporated herein by this reference.

On April 1, 2002, UTG was extended a $5,000,000 line of credit ("LOC") from an unaffiliated third party, Southwest Bank of St. Louis. The LOC will expire one-year from the date of issue. As collateral for any draws under the line of credit, the former FCC, which has now merged into UTG, pledged 100% of the common stock of its insurance subsidiary UG. Borrowings under the LOC will bear interest at the rate of 0.25% in excess of Southwest Bank of St. Louis' prime rate. At December 31, 2002, the Company had no outstanding borrowings attributable to this LOC. During 2002 the Company had total borrowings of $400,000 on this LOC which were all repaid during the year. Draws on this LOC were used to retire the remaining subordinated debt, as described in note 11 to the consolidated financial statements and incorporated herein by this reference.

On June 10, 2002 UTG and Fiserv LIS formed an alliance between their respective organizations to provide third party administration (TPA) services to insurance companies seeking business process outsourcing solutions. Fiserv LIS will be responsible for the marketing and sales function for the alliance, as well as providing the operations processing service for the Company. The Company will staff the administration effort. To facilitate the alliance, the Company plans to convert its existing business and TPA clients to "ID3", a software system owned by Fiserv LIS to administer an array of life, health and annuity products in the insurance industry. Fiserv LIS is a unit of Fiserv, Inc. (Nasdaq: FISV) which is an independent, full-service provider of integrated data processing and information management systems to the financial industry, headquartered in Brookfield, Wisconsin.

The Company is currently evaluating its alternatives to converting its existing business to "ID3". Currently, the Company believes the conversion costs could range from $500,000 to $1,700,000. Alternatives include completing the conversion with the existing staff of the Company, to outsourcing the entire conversion to Fiserve LIS. Management expects to make a decision shortly.

In June 2002, the Company entered into a five-year contract with Fiserve LIS for services related to their purchase of the "ID3" software system. Under the contract, the Company is required to pay $12,000 per month in software maintenance costs and $5,000 per month in offsite data center costs for a five-year period from the date of the signing. The Company has been attempting to sell the Charter (state licenses) of APPL. To accommodate such a sale, APPL entered into a 100% coinsurance agreement effective October 1, 2002, whereby APPL ceded and UG assumed all policies in force of APPL as of the effective date of the agreement. The agreement was approved by the Ohio Department of Insurance pursuant to regulatory requirements. Under the coinsurance agreement, UG has primary responsibility for the policies, but APPL remains contingently liable for the policies. Currently, a sale of the Charter appears to be remote. As an alternative, a merger proposal is being considered whereby APPL would be merged with and into UG. A decision regarding the merger is likely to be approved at the Board meeting in March 2003.

As a result of the 100% coinsurance agreement, the ownership of ABE was transferred from APPL to UG, as part of the coinsurance asset transfer. Prior to the coinsurance transaction, in September 2002, the boards of ABE and UG approved the exploration of a merger transaction whereby ABE would be merged with and into UG. The UG and ABE Boards are expected to approve the merger transaction at the March 2003 meeting. The merger will require the approval of the insurance departments of the States of Ohio and Illinois prior to completion. The merger is expected to be completed in mid 2003.

Management of the Company believes the completion of the aforementioned mergers will provide the Company with additional cost savings. These cost savings result from streamlining the Company's operations and organizational structure from three life insurance subsidiaries to one life insurance subsidiary, UG. Thus, the Company will further improve administrative efficiency.

On November 20, 1998, FSF and affiliates acquired 929,904 shares of common stock of UTG from UTG and certain UTG shareholders. As consideration for the shares, FSF paid UTG $10,999,995 and certain shareholders of UTG $999,990 in cash. Included in the stock acquisition agreement is an earnings covenant whereby UTG warrants UTG and its subsidiaries and affiliates will have future earnings of at least $30,000,000 for a five-year period beginning January 1, 1998. Such earnings are computed based on statutory results excluding inter-company activities such as inter-company dividends plus realized and unrealized gains and losses on real estate, mortgage loans and unaffiliated common stocks. At the end of the covenant period, an adjustment is to be made equal to the difference between the then market value and statutory carrying value of real estate still owned that existed at the beginning of the covenant period. Should UTG not meet the covenant requirements, any shortfall will first be reduced by the actual average tax rate for UTG for the period, then will be further reduced by one-half of the percentage, if any, representing UTG's ownership percentage of the insurance company subsidiaries. This result will then be reduced by $250,000. The remaining amount will be paid by UTG in the form of UTG common stock valued at $15.00 per share with a maximum number of shares to be issued of 500,000. However, there shall be no limit to the number of shares transferred to the extent that there are legal fees, settlements, damage payments or other losses as a result of certain legal action taken. The price and number of shares shall be adjusted for any applicable stock splits, stock dividends or other recapitalizations. For the five-year period starting January 1, 1998 and ending December 31, 2002, the Company had total earnings of $17,011,307 applicable to this covenant. Therefore, UTG did not meet the earnings requirements stipulated, and UTG believes it will be required to issue 500,000 additional shares to FSF or its assigns. Pursuant to the covenant, a final accounting and issuance of any shares due are to occur by April 30, 2003.

UTG is a holding company that has no day-to-day operations of its own. Funds required to meet its expenses, generally costs associated with maintaining the company in good standing with states in which it does business, are primarily provided by its subsidiaries. On a parent only basis, UTG's cash flow is dependent on management fees received from its subsidiaries and earnings received on cash balances. On December 31, 2002, substantially all of the consolidated shareholders equity represents net assets of its subsidiaries. The Company's insurance subsidiaries have maintained adequate statutory capital and surplus and have not used surplus relief or financial reinsurance, which have come under scrutiny by many state insurance departments. The payment of cash dividends to shareholders is not legally restricted. However, the state insurance department regulates insurance company dividend payments where the company is domiciled. Following the merger of FCC with and into UTG (see note 15 to the consolidated financial statements) UG became a 100% owned subsidiary of UTG. Following APPL's 100% coinsurance transaction with UG (see note 17 to the consolidated financial statements), ABE became a direct 100% owned subsidiary of UG.

Both UG and APPL are Ohio domiciled insurance companies, which require five days prior notification to the insurance commissioner for the payment of an ordinary dividend. Ordinary dividends are defined as the greater of: a) prior year statutory earnings or b) 10% of statutory capital and surplus. At December 31, 2002 UG and APPL's total statutory shareholders' equity was $16,030,200, and $9,191,715, respectively. At December 31, 2002, UG and APPL's statutory gain from operations was $2,062,744, and $526,742, respectively. Extraordinary dividends (amounts in excess of ordinary dividend limitations) require prior approval of the insurance commissioner and are not restricted to a specific calculation. UG paid ordinary dividends of $800,000 to the former FCC in 2002, and $1,400,000 to UTG in 2002. APPL paid an ordinary dividend of $880,000 to UG in 2002.

ABE is an Illinois domiciled insurance company, which requires notification to the insurance commissioner for the payment of an ordinary dividend within 5 business days following the declaration and no less than 10 business days prior to payment. Ordinary dividends are defined as the greater of: a) prior year statutory earnings or b) 10% of statutory capital and surplus. At December 31, 2002 ABE had a total statutory shareholders' equity of $2,799,296 and a statutory gain from operations of $182,866. Extraordinary dividends (amounts in excess of ordinary dividend limitations) require prior approval of the insurance commissioner and are not restricted to a specific calculation. ABE paid an ordinary dividend of $280,000 to UG in 2002.

Management believes the overall sources of liquidity available will be sufficient to satisfy its financial obligations.

REGULATORY ENVIRONMENT

The Company's insurance subsidiaries are assessed contributions by life and health guaranty associations in almost all states to indemnify policyholders of failed companies. In several states the company may reduce, premium taxes paid to recover a portion of assessments paid to the states' guaranty fund association. This right of "offset" may come under review by the various states, and the company cannot predict whether and to what extent legislative initiatives may affect this right to offset. In addition, some state guaranty associations have adjusted the basis by which they assess the cost of insolvencies to individual companies. The Company believes that its reserve for future guaranty fund assessments is sufficient to provide for assessments related to known insolvencies. This reserve is based upon management's current expectation of the availability of this right of offset, known insolvencies and state guaranty fund assessment bases. However, changes in the basis whereby assessments are charged to individual companies and changes in the availability of the right to offset assessments against premium tax payments could materially affect the company's results.

Currently, the Company's insurance subsidiaries are subject to government regulation in each of the states in which they conduct business. Such regulation is vested in state agencies having broad administrative power dealing with all aspects of the insurance business, including the power to: (i) grant and revoke licenses to transact business; (ii) regulate and supervise trade practices and market conduct; (iii) establish guaranty associations; (iv) license agents; (v) approve policy forms; (vi) approve premium rates for some lines of business; (vii) establish reserve requirements; (viii) prescribe the form and content of required financial statements and reports; (ix) determine the reasonableness and adequacy of statutory capital and surplus; and (x) regulate the type and amount of permitted investments. Insurance regulation is concerned primarily with the protection of policyholders. The Company cannot predict the impact of any future proposals, regulations or market conduct investigations. The Company's insurance subsidiaries, UG and APPL, are domiciled in the state of Ohio, while ABE is domiciled in the state of Illinois.

The insurance regulatory framework continues to be scrutinized by various states, the federal government and the National Association of Insurance Commissioners ("NAIC"). The NAIC is an association whose membership consists of the insurance commissioners or their designees of the various states. The NAIC has no direct regulatory authority over insurance companies. However, its primary purpose is to provide a more consistent method of regulation and reporting from state to state. This is accomplished through the issuance of model regulations, which can be adopted by individual states unmodified, modified to meet the state's own needs or requirements, or dismissed entirely.

Most states also have insurance holding company statutes, which require registration and periodic reporting by insurance companies controlled by other corporations licensed to transact business within their respective jurisdictions. The insurance subsidiaries are subject to such legislation and registered as controlled insurers in those jurisdictions in which such registration is required. Statutes vary from state to state but typically require periodic disclosure, concerning the corporation that controls the registered insurers and all subsidiaries of such corporation. In addition, prior notice to, or approval by, the state insurance commission of material intercorporate transfers of assets, reinsurance agreements, management agreements (see Note 9 to the consolidated financial statements), and payment of dividends (see Note 2 to the consolidated financial statements) in excess of specified amounts by the insurance subsidiary, within the holding company system, are required.

Each year the NAIC calculates financial ratio results (commonly referred to as IRIS ratios) for each company. These ratios compare various financial information pertaining to the statutory balance sheet and income statement. The results are then compared to pre-established normal ranges determined by the NAIC. Results outside the range typically require explanation to the domiciliary insurance department.

At year-end 2002, UG had two ratios outside the normal range, and APPL had three ratios outside the normal range. All five ratios resulted from a 100% coinsurance agreement between UG and APPL, which became effective on October 1, 2002. Under the terms of the agreement, APPL ceded and UG assumed all policies in force of APPL as of the effective date of the agreement. The agreement was approved by the Ohio Department of Insurance.

The NAIC's risk-based capital requirements require insurance companies to calculate and report information under a risk-based capital formula. The risk-based capital ("RBC") formula measures the adequacy of statutory capital and surplus in relation to investment and insurance risks such as asset quality, mortality and morbidity, asset and liability matching and other business factors. The RBC formula is used by state insurance regulators as an early warning tool to identify, for the purpose of initiating regulatory action, insurance companies that potentially are inadequately capitalized. In addition, the formula defines new minimum capital standards that will supplement the current system of low fixed minimum capital and surplus requirements on a state-by-state basis. Regulatory compliance is determined by a ratio of the insurance company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by the NAIC. Insurance companies below specific trigger points or ratios are classified within certain levels, each of which requires specific corrective action. The levels and ratios are as follows:

Regulatory Event	Ratio of Total Adjusted Capital to Authorized Control Level RBC (Less Than or Equal to)
Company action level	2*
Regulatory action level	1.5
Authorized control level	1
Mandatory control level	0.7

* Or, 2.5 with negative trend.

At December 31, 2002, each of the insurance subsidiaries has a Ratio that is in excess of 5, which is 500% of the authorized control level; accordingly, the insurance subsidiaries meet the RBC requirements.

The State of Florida began an investigation of industrial life insurance policies in the fall of 1999 regarding policies with race-based premiums. This investigation has quickly spread to other states and to other types of small face amount policies and was expanded to consider the fairness of premiums for all small policies including policies which did not have race-based premiums. The NAIC historically has defined a "small face amount policy" as one with a face amount of $15,000 or less. Under current reviews, some states have increased this amount to policies of $25,000 or less. These states are attempting to force insurers to refund "excess premiums" to insureds or beneficiaries of insureds. The Company's insurance subsidiaries have no race-based premium products, but do have policies with face amounts under the above-scrutinized limitations. The outcome of this issue could be dramatic on the insurance industry as a whole as well as the Company itself. The Company will continue to monitor developments regarding this matter to determine to what extent, if any, the Company may be exposed.

A task force of the NAIC undertook a project to codify a comprehensive set of statutory insurance accounting rules and regulations. Project results were approved by the NAIC with an implementation date of January 1, 2001. Many states in which the Company does business implemented these new rules with the same effective date as proposed by the NAIC. The Company implemented these new regulations effective January 1, 2001 as required. Implementation of these new rules to date has not had a material financial impact on the insurance subsidiaries financial position or results of operations. The NAIC continues to modify and amend issue papers regarding codification. The Company will continue to monitor this issue as changes and new proposals are made.

On October 26, 2001, President Bush signed into law the "USA PATRIOT" Act of 2001 ("the Patriot Act"). This Law, enacted in response to the terrorist attacks of September 11, 2001, strengthens our Nation's ability to combat terrorism and prevent and detect money-laundering activities. Under Section 352 of the Patriot Act, financial institutions (definition includes insurance companies) are required to develop an anti-money laundering program. The practices and procedures implemented under the program should reflect the risks of money laundering given the entity's products, methods of distribution, contact with customers and forms of customer payment and deposits. In addition, Section 326 of the Patriot Act creates minimum standards for financial institutions regarding the identity of their customers in connection with the purchase of a policy or contract of insurance. Final regulations regarding the aforementioned Patriot Act, are to be issued by the Department of the Treasury sometime this spring. In anticipation of the final regulations, the Company has instituted an anti-money laundering program to comply with Section 352, and has communicated this program throughout the organization. The Company is currently working on a database program to facilitate compliance with Section 326. The Company will monitor the release of the final regulations and make any adjustments needed for continued compliance at that time.

On July 30, 2002, President Bush signed into law the "SARBANES-OXLEY" Act of 2002 ("the Act"). This Law, enacted in response to several high-profile business failures, was developed to provide meaningful reforms that protect the public interest and restore confidence in the reporting practices of publicly traded companies. The implications of the Act to public companies, (which includes UTG) are vast, widespread, and evolving. Many of the new requirements will not take effect or full effect until after calendar-year-end companies have completed their 2002 annual reports. The Company has implemented requirements affecting the current reporting period, and is continually monitoring, evaluating, and planning implementation of requirements that will need to be taken into account in future reporting periods.

ACCOUNTING AND LEGAL DEVELOPMENTS

The Financial Accounting Standards Board ("FASB") has issued Statement No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,* Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* Statement No. 147, *Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9,* and Statement No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123.*

Under Statement 4, all gains and losses from extinguishment of debt were required to be aggregated, and, if material, classified as an extraordinary item, net of related income tax effect. Statement 145 eliminates Statement 4 and as a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet certain criteria as outlined in Opinion 30. Applying the provisions of Opinion 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. Statement 64 amended Statement 4 and is no longer necessary because Statement 4 has been rescinded. Statement 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Those transitions are completed; therefore, Statement 44 is no longer necessary. Statement 145 also amends Statement 13 to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Statement 145 also makes various technical corrections to existing pronouncements, none of which are substantive in nature. Statement 145 is required for fiscal years beginning after May 15, 2002, with early application encouraged. The adoption of Statement 145 did not affect the Company's financial position or results of operations since the Company has had no transactions of the aforementioned kind, during the reporting period.

Statement 146 was issued to address the accounting and reporting for costs associated with exit or disposal activities because entities increasingly are engaging in such activities and certain costs associated with those activities were recognized as liabilities at a plan (commitment) date that did not meet the definition of a liability as outlined in FASB Concepts Statement No. 6. Statement 146 improves financial reporting for cost associated with exit or disposal activities, by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The accounting for similar events and circumstances will be the same, thereby improving the comparability and representational faithfulness of reported financial information. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of Statement 146 did not affect the Company's financial position or results of operations, since the Company has had no such exit or disposal activities during the reporting period.

Statement 147 was issued to address and clarify the application of the purchase method of accounting as it applies to acquisitions of financial institutions, except transactions between two or more mutual enterprises. The provisions of Statement 147 are effective on October 1, 2002. The adoption of Statement 147 did not affect the Company's financial position or results of operations, since the Company has had no acquisitions of this nature during the reporting period.

Statement 148 was issued to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2002. The adoption of Statement 148 will not affect the Company's financial position or results of operations, since the Company has no forms of stock–based employee compensation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Market risk relates, broadly, to changes in the value of financial instruments that arise from adverse movements in interest rates, equity prices and foreign exchange rates. The Company is exposed principally to changes in interest rates which affect the market prices of its fixed maturities available for sale and its variable rate debt outstanding. The Company's exposure to equity prices and foreign currency exchange rates is immaterial. The information is presented in U.S. Dollars, the Company's reporting currency.

Interest rate risk

The Company could experience economic losses if it were required to liquidate fixed income securities available for sale during periods of rising and/or volatile interest rates. The Company attempts to mitigate its exposure to adverse interest rate movements through staggering the maturities of its fixed maturity investments and through maintaining cash and other short term investments to assure sufficient liquidity to meet its obligations and to address reinvestment risk considerations.

Tabular presentation

The following table provides information about the Company's long term debt that is sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by; expected maturity dates. The Company has no derivative financial instruments or interest rate swap contracts.

December 31, 2002								
Expected maturity date								
	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
Long term debt								
Fixed rate	705,499	763,259	763,259	763,259	0	0	2,995,275	3,148,352
Avg. int. rate	0	7.0%	7.0%	7.0%	0	0	7.0%	
Variable rate	0	0	0	0	0	0	0	0
Avg. int. rate	0	0	0	0	0	0	0	

This page left intentionally blank.

KERBER, ECK & BRAECKEL LLP
CERTIFIED PUBLIC ACCOUNTANTS

1000 Myers Building
1 West Old State Capitol Plaza
Springfield, Illinois 62701-1268
217-789-0960 Fax 217-789-2822

Springfield, Illinois
Carbondale, Illinois
Belleville, Illinois
St. Louis, Missouri
Cape Girardeau, Missouri
Milwaukee, Wisconsin

Independent Auditors' Report

Board of Directors and Shareholders
United Trust Group, Inc.

We have audited the accompanying consolidated balance sheets of United Trust Group, Inc. (an Illinois corporation) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Trust Group, Inc. and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Kerber, Eck & Braeckel LLP

Springfield, Illinois
March 14, 2003

CONSOLIDATED BALANCE SHEETS
As of December 31, 2002 and 2001

ASSETS

	2002	2001
Investments:		
Fixed maturities held to maturity, at amortized cost (market $60,517,065 and $77,725,410)	$ 58,327,663	$ 75,005,395
Investments held for sale:		
Fixed maturities, at market (cost $105,244,887 and $97,584,094)	108,704,518	98,628,440
Equity securities, at market (cost $4,122,887 and $3,937,812)	4,883,870	3,852,716
Mortgage loans on real estate at amortized cost	23,804,827	23,386,895
Investment real estate, at cost, net of accumulated depreciation	17,503,812	18,226,451
Policy loans	13,346,504	13,608,456
Short-term investments	377,676	581,382
	226,948,870	233,289,735
Cash and cash equivalents	24,050,485	15,477,348
Accrued investment income	2,452,840	3,002,860
Reinsurance receivables:		
Future policy benefits	33,039,036	33,776,688
Policy claims and other benefits	3,770,285	4,042,779
Cost of insurance acquired	23,156,164	33,081,336
Deferred policy acquisition costs	2,462,487	3,107,919
Cost in excess of net assets purchased, net of accumulated amortization	0	345,779
Property and equipment, net of accumulated depreciation	2,203,408	2,459,117
Income taxes receivable, current	245,132	215,865
Other assets	574,263	139,245
Total assets	$ 318,902,970	$ 328,938,671

See notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS - Continued
As of December 31, 2002 and 2001

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
Policy liabilities and accruals:		
Future policy benefits	$ 234,762,656	$ 236,449,241
Policy claims and benefits payable	1,834,952	2,781,920
Other policyholder funds	1,176,359	1,255,990
Dividend and endowment accumulations	12,628,294	13,055,024
Deferred income taxes	12,239,060	13,569,523
Notes payable	2,995,275	4,400,670
Other liabilities	4,943,507	4,880,896
Total liabilities	270,580,103	276,393,264
Minority interests in consolidated subsidiaries	0	7,771,793
Shareholders' equity:		
Common stock - no par value, stated value $.02 per share. Authorized 7,000,000 shares - 3,536,311 and 3,549,791 shares issued and outstanding after deducting treasury shares of 147,607 and 75,236	70,726	70,996
Additional paid-in capital	42,976,344	42,789,636
Retained earnings	2,503,856	1,004,238
Accumulated other comprehensive income	2,771,941	908,744
Total shareholders' equity	48,322,867	44,773,614
Total liabilities and shareholders' equity	$ 318,902,970	$ 328,938,671

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS
Three Years Ended December 31, 2002

	2002	2001	2000
Revenues:			
Premiums and policy fees	$ 18,693,022	$ 20,444,514	$ 23,045,858
Reinsurance premiums and policy fees	(2,700,622)	(3,172,098)	(3,556,172)
Net investment income	13,346,824	15,067,059	16,085,833
Realized investment gains(losses), net	13,634	436,840	(260,078)
Other income	817,186	589,017	431,682
	30,170,044	33,365,332	35,747,123
Benefits and other expenses:			
Benefits, claims and settlement expenses:			
Life	20,393,044	19,614,470	23,440,711
Reinsurance benefits and claims	(3,043,115)	(2,349,102)	(3,376,091)
Annuity	1,151,973	1,244,663	1,210,783
Dividends to policyholders	984,346	1,015,055	1,003,954
Commissions and amortization of deferred policy acquisition costs	785,861	1,262,974	2,089,313
Amortization of cost of insurance acquired	1,515,450	1,572,920	1,592,812
Operating expenses	5,876,456	6,485,691	10,115,786
Interest expense	263,441	326,499	376,924
	27,927,456	29,173,170	36,454,192
Income (loss) before income taxes and minority interest	2,242,588	4,192,162	(707,069)
Income tax expense	(479,355)	(1,181,133)	(228,783)
Minority interest in (income) loss of consolidated subsidiaries	(263,615)	(571,456)	239,426
Net income (loss)	$ 1,499,618	$ 2,439,573	$ (696,426)
Basic income (loss) per share from continuing operations and net income (loss)	$ 0.43	$ 0.65	$ (0.17)
Diluted income (loss) per share from continuing operations and net income (loss)	$ 0.37	$ 0.65	$ (0.17)
Basic weighted average shares outstanding	3,505,424	3,733,432	4,056,439
Diluted weighted average shares outstanding	4,005,424	3,733,432	4,056,439

See notes to consolidated financial statements

CONSOLIDATED STATEMENT OF SHAREHOLDER EQUITY
Three Years Ended December 31, 2002

	2002		2001		2000	
Common stock						
Balance, beginning of year	$ 70,996		$ 83,501		$ 79,405	
Issued during year	1,177		0		4,096	
Treasury shares acquired	(1,447)		(555)		0	
Retired during year	0		(11,950)		0	
Balance, end of year	$ 70,726		$ 70,996		$ 83,501	
Additional paid-in capital						
Balance, beginning of year	$ 42,789,636		$ 47,730,980		$ 45,175,076	
Issued during year	705,514		0		2,555,904	
Treasury shares acquired	(518,806)		(172,927)		0	
Retired during year	0		(4,768,417)		0	
Balance, end of year	$ 42,976,344		$ 42,789,636		$ 47,730,980	
Retained earnings (accumulated deficit)						
Balance, beginning of year	$ 1,004,238		$ (1,435,335)		$ (738,909)	
Net income (loss)	1,499,618	$ 1,499,618	2,439,573	$ 2,439,573	(696,426)	$ (696,426)
Balance, end of year	$ 2,503,856		$ 1,004,238		$ (1,435,335)	
Accumulated other comprehensive income (deficit)						
Balance, beginning of year	$ 908,744		$ 335,287		$ (1,138,900)	
Other comprehensive income						
Unrealized holding gain on securities net of minority interest and reclassification adjustment	1,863,197	1,863,197	573,457	573,457	1,474,187	1,474,187
Comprehensive income		$ 3,362,815		$ 3,013,030		$ 777,761
Balance, end of year	$ 2,771,941		$ 908,744		$ 335,287	
Total shareholders' equity, end of year	$ 48,322,867		$ 44,773,614		$ 46,714,433	

CONSOLIDATED STATEMENTS OF CASH FLOWS
Three Years Ended December 31, 2002

	2002	2001	2000
Increase (decrease) in cash and cash equivalents			
Cash flows from operating activities:			
Net income (loss)	$ 1,499,618	$ 2,439,573	$ (696,426)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities net of changes in assets and liabilities resulting from the sales and purchases of subsidiaries:			
Amortization/accretion of fixed maturities	513,308	150,579	152,917
Realized investment (gains) losses, net	(13,634)	(436,840)	260,078
Amortization of deferred policy acquisition costs	714,432	1,007,577	1,452,040
Amortization of cost of insurance acquired	1,515,450	1,572,920	1,592,812
Amortization of costs in excess of net assets purchased	0	90,000	90,000
Depreciation	571,037	436,216	505,221
Minority interest	263,615	571,456	(239,426)
Charges for mortality and administration of universal life and annuity products	(8,660,548)	(9,344,711)	(10,151,024)
Interest credited to account balances	5,468,318	5,749,098	6,109,491
Policy acquisition costs deferred	(69,000)	(141,000)	(273,000)
Change in accrued investment income	550,020	479,176	(22,275)
Change in reinsurance receivables	1,010,146	1,175,305	928,890
Change in policy liabilities and accruals	(2,279,449)	(2,721,245)	(3,647,101)
Change in income taxes payable	413,476	1,090,064	399,435
Change in other assets and liabilities, net	(1,458,143)	(753,121)	1,382,877
Net cash provided by (used in) operating activities	38,646	1,365,047	(2,155,491)
Cash flows from investing activities:			
Proceeds from investments sold and matured:			
Fixed maturities held for sale	29,748,521	30,309,229	5,607,700
Fixed maturities matured	19,957,888	47,848,810	27,103,149
Equity securities	0	6,312,727	189,270
Mortgage loans	6,472,013	14,738,313	4,279,622
Real estate	1,179,931	2,135,472	4,743,146
Policy loans	3,112,687	2,912,296	2,918,627
Other long-term investments	0	0	906,278
Short-term	203,706	2,229,528	1,042,826
Total proceeds from investments sold and matured	60,674,746	106,486,375	46,790,618

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued
Three Years Ended December 31, 2002

Cost of investments acquired:			
Fixed maturities held for sale	(37,341,428)	(84,801,095)	(19,996,972)
Fixed maturities	(3,973,623)	(1,124,925)	(1,486,255)
Equity securities	(185,075)	(4,608,649)	(2,673,199)
Mortgage loans	(6,889,945)	(5,325,569)	(21,862,521)
Real estate	(401,318)	(6,995,455)	(1,246,912)
Policy loans	(2,850,735)	(2,429,852)	(2,858,415)
Short-term	0	(1,124,512)	(498,956)
Total cost of investments acquired	(51,642,124)	(106,410,057)	(50,623,230)
Purchase of property and equipment	(24,439)	(138,388)	(108,346)
Sale of property and equipment	0	201,064	0
Net cash provided by (used in) investing activities	9,008,183	138,994	(3,940,958)
Cash flows from financing activities:			
Policyholder contract deposits	10,291,519	11,361,882	12,724,345
Policyholder contract withdrawals	(7,959,754)	(9,342,372)	(10,962,425)
Payments of principal on notes payable	(3,405,395)	(1,302,495)	(1,540,800)
Proceeds from line of credit	2,000,000	0	0
Purchase of stock of affiliates	0	(632,131)	(87,399)
Payments from FCC merger	(1,586,500)	0	0
Issuance of common stock	706,691	0	0
Purchase of treasury stock	(520,253)	(1,176,653)	0
Net cash provided by (used in) financing activities	(473,692)	(1,091,769)	133,721
Net increase (decrease) in cash and cash equivalents	8,573,137	412,272	(5,962,728)
Cash and cash equivalents at beginning of year	15,477,348	15,065,076	21,027,804
Cash and cash equivalents at end of year	$ 24,050,485	$ 15,477,348	$ 15,065,076

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. ORGANIZATION - At December 31, 2002, the significant majority-owned subsidiaries of UNITED TRUST GROUP, INC., were as depicted on the following organizational chart.


United Trust Group, Inc.
(UTG)
100%
100%
North Plaza of Somerset, Inc.
(NORTH PLAZA)
100%
Roosevelt Equity Corporation
(REC)
Universal Guaranty Life Insurance Company
(UG)
67%
Hampshire Plaza, LLC
(HAMPSHIRE PLAZA)
100%
100%
Abraham Lincoln Insurance Company
(ABE)
Appalachian Life Insurance Company
(APPL)

The Company's significant accounting policies, consistently applied in the preparation of the accompanying consolidated financial statements, are summarized as follows.

B. NATURE OF OPERATIONS - United Trust Group, Inc., is an insurance holding company, which sells individual life insurance products through its subsidiaries. The Company's principal market is the Midwestern United States. The Company's dominant business is individual life insurance which includes the servicing of existing insurance business in force, the solicitation of new individual life insurance and the acquisition of other companies in the insurance business.

C. BUSINESS SEGMENTS - The Company has only one significant business segment – insurance.

D. BASIS OF PRESENTATION - The financial statements of United Trust Group, Inc., and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America which differ from statutory accounting practices permitted by insurance regulatory authorities.

E. PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of the Registrant and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

F. INVESTMENTS - Investments are shown on the following bases:

Fixed maturities -- at cost, adjusted for amortization of premium or discount and other-than-temporary market value declines. The amortized cost of such investments differs from their market values; however, the Company has the ability and intent to hold these investments to maturity, at which time the full face value is expected to be realized.

Investments held for sale -- at current market value, unrealized appreciation or depreciation is charged directly to shareholders' equity.

Mortgage loans on real estate -- at unpaid balances, adjusted for amortization of premium or discount, less allowance for possible losses.

Real estate – investment real estate at cost less allowance for depreciation and, as appropriate, provisions for possible losses. Accumulated depreciation on investment real estate was $460,170 and $169,281 as of December 31, 2002 and 2001, respectively.

Policy loans -- at unpaid balances including accumulated interest but not in excess of the cash surrender value.

Short-term investments -- at cost, which approximates current market value.

Realized gains and losses on sales of investments are recognized in net income on the specific identification basis.

Unrealized gains and losses on investments carried at market value are recognized in other comprehensive income on the specific identification basis.

G. CASH EQUIVALENTS - The Company considers certificates of deposit and other short-term instruments with an original purchased maturity of three months or less cash equivalents.

H. REINSURANCE - In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers under excess coverage and coinsurance contracts. The Company retains a maximum of $125,000 of coverage per individual life.

Amounts paid, or deemed to have been paid, for reinsurance contracts are recorded as reinsurance receivables. Reinsurance receivables are recognized in a manner consistent with the liabilities relating to the underlying reinsured contracts. The cost of reinsurance related to long-duration contracts is accounted for over the life of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

I. FUTURE POLICY BENEFITS AND EXPENSES - The liabilities for traditional life insurance and accident and health insurance policy benefits are computed using a net level method. These liabilities include assumptions as to investment yields, mortality, withdrawals, and other assumptions based on the life insurance subsidiaries' experience adjusted to reflect anticipated trends and to include provisions for possible unfavorable deviations. The Company makes these assumptions at the time the contract is issued or, in the case of contracts acquired by purchase, at the purchase date. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 2% to 6% for life insurance and 2.5% to 9.25% for annuities. Benefit reserves for traditional life insurance policies include certain deferred profits on limited-payment policies that are being recognized in income over the policy term. Policy benefit claims are charged to expense in the period that the claims are incurred. Current mortality rate assumptions are based on 1975-80 select and ultimate tables. Withdrawal rate assumptions are based upon Linton B or Linton C, which are industry standard actuarial tables for forecasting assumed policy lapse rates.

Benefit reserves for universal life insurance and interest sensitive life insurance products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims in excess of related policy account balances. Interest crediting rates for universal life and interest sensitive products range from 4.0% to 5.5% for the years ended December 31, 2002 and 2001 and 4.5% to 5.5% for the year ended December 31, 2000, respectively.

J. POLICY AND CONTRACT CLAIMS - Policy and contract claims include provisions for reported claims in process of settlement, valued in accordance with the terms of the policies and contracts, as well as provisions for claims incurred and unreported based on prior experience of the Company. Incurred but not reported claims were $908,006 and $900,894 as of December 31, 2002 and 2001, respectively.

K. COST OF INSURANCE ACQUIRED - When an insurance company is acquired, the Company assigns a portion of its cost to the right to receive future cash flows from insurance contracts existing at the date of the acquisition. The cost of policies purchased represents the actuarially determined present value of the projected future cash flows from the acquired policies. The Company utilized 9% discount rate on approximately 25% of the business and 15% discount rate on approximately 75% of the business. Cost of insurance acquired is amortized with interest in relation to expected future profits, including direct charge-offs for any excess of the unamortized asset over the projected future profits. The interest rates utilized in the amortization calculation are 9% on approximately 25% of the balance and 15% on the remaining balance. The interest rates vary due to differences in the blocks of business. The amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

	2002	2001	2000
Cost of insurance acquired,			
beginning of year	$ 33,081,336	$ 34,654,256	$ 36,247,068
Interest accretion	4,570,678	4,777,576	5,032,790
Amortization	(6,086,128)	(6,350,496)	(6,625,602)
Net amortization	(1,515,450)	(1,572,920)	(1,592,812)
Revaluation adjustment from			
UTG/FCC merger	(8,409,722)	0	0
Cost of insurance acquired,			
end of year	$ 23,156,164	$ 33,081,336	$ 34,654,256

Estimated net amortization expense of cost of insurance acquired for the next five years is as follows:

	Interest Accretion	Amortization	Net Amortization
2003	$ 4,371,000	$ 6,066,000	$ 1,695,000
2004	4,140,000	6,034,000	1,894,000
2005	3,875,000	6,084,000	2,209,000
2006	3,560,000	6,422,000	2,862,000
2007	3,145,000	5,994,000	2,849,000

L. DEFERRED POLICY ACQUISITION COSTS - Commissions and other costs (salaries of certain employees involved in the underwriting and policy issue functions, and medical and inspection fees) of acquiring life insurance products that vary with and are primarily related to the production of new business have been deferred. Traditional life insurance acquisition costs are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves.

For universal life insurance and interest sensitive life insurance products, acquisition costs are being amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins. Under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," the Company makes certain assumptions regarding the mortality, persistency, expenses, and interest rates it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from initial assumptions. The amortization is adjusted retrospectively when estimates of current or future gross profits to be realized from a group of products are revised.

The following table summarizes deferred policy acquisition costs and related data for the years shown.

	2002	2001	2000
Deferred, beginning of year	$ 3,107,919	$ 3,948,496	$ 5,127,536
Acquisition costs deferred:			
Commissions	49,000	108,000	184,000
Other expenses	20,000	59,000	89,000
Total	69,000	167,000	273,000
Interest accretion	55,000	76,000	100,000
Amortization charged to income	(769,432)	(1,083,577)	(1,552,040)
Net amortization	(714,432)	(1,007,577)	(1,452,040)
Change for the year	(645,432)	(840,577)	(1,179,040)
Deferred, end of year	$ 2,462,487	$ 3,107,919	$ 3,948,496

The following table reflects the components of the income statement for the line item commissions and amortization of deferred policy acquisition costs:

	2002	2001	2000
Net amortization of deferred policy acquisition costs	$ 714,432	$ 1,007,577	$ 1,452,040
Commissions	71,429	255,397	637,273
Total	$ 785,861	$ 1,262,974	$ 2,089,313

Estimated net amortization expense of deferred policy acquisition costs for the next five years is as follows:

	Interest Accretion	Amortization	Net Amortization
2003	$ 17,000	$ 790,000	$ 773,000
2004	15,000	675,000	660,000
2005	12,000	572,000	560,000
2006	10,000	476,000	466,000
2007	9,000	350,000	341,000

M. COST IN EXCESS OF NET ASSETS PURCHASED - Cost in excess of net assets purchased is the excess of the amount paid to acquire a company over the fair value of its net assets. On January 1, 2002, the Company adopted FASB Statement No. 142, Goodwill and Intangible Assets, which required that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. Accumulated amortization of cost in excess of net assets purchased was $1,780,146 as of December 31, 2002 and 2001, respectively. At December 31, 2002, the Company had no goodwill on its balance sheet. The goodwill balance at year end 2001 was eliminated in the purchase accounting valuations relating to the June 2002 merger of FCC.

N. PROPERTY AND EQUIPMENT – Company-occupied property, data processing equipment and furniture and office equipment are stated at cost less accumulated depreciation of $5,748,321 and $5,560,547 at December 31, 2002 and 2001, respectively. Depreciation is computed on a straight-line basis for financial reporting purposes using estimated useful lives of three to thirty years. Depreciation expense was $280,148, $316,900, and $372,313 for the years ended December 31, 2002, 2001, and 2000, respectively.

O. INCOME TAXES - Income taxes are reported under Statement of Financial Accounting Standards Number 109. Deferred income taxes are recorded to reflect the tax consequences on future periods of differences between the tax bases of assets and liabilities and their financial reporting amounts at the end of each such period.

P. EARNINGS PER SHARE – Earnings per share ("EPS") are reported under Statement of Financial Accounting Standards Number 128. The objective of both basic EPS and diluted EPS is to measure the performance of an entity over the reporting period. Basic EPS is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, the numerator also is adjusted for any changes in income or loss that would result from the assumed conversion of those potential common shares.

Q. TREASURY SHARES – The Company holds 147,607 and 75,236 shares of common stock as treasury shares with a cost basis of $1,193,690 and $673,437 at December 31, 2002 and 2001, respectively.

R. RECOGNITION OF REVENUES AND RELATED EXPENSES - Premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits, consist principally of whole life insurance policies, and certain annuities with life contingencies are recognized as revenues when due. Limited payment life insurance policies defer gross premiums received in excess of net premiums, which is then recognized in income in a constant relationship with insurance in force. Accident and health insurance premiums are recognized as revenue pro rata over the terms of the policies. Benefits and related expenses associated with the premiums earned are charged to expense proportionately over the lives of the policies through a provision for future policy benefit liabilities and through deferral and amortization of deferred policy acquisition costs. For universal life and investment products, generally there is no requirement for payment of premium other than to maintain account values at a level sufficient to pay mortality and expense charges. Consequently, premiums for universal life policies and investment products are not reported as revenue, but as deposits. Policy fee revenue for universal life policies and investment products consists of charges for the cost of insurance and policy administration fees assessed during the period. Expenses include interest credited to policy account balances and benefit claims incurred in excess of policy account balances.

S. PARTICIPATING INSURANCE - Participating business represents 18% and 22% of the ordinary life insurance in force at December 31, 2002 and 2001, respectively. Premium income from participating business represents 25%, 26%, and 27% of total premiums for the years ended December 31, 2002, 2001 and 2000, respectively. The amount of dividends to be paid is determined annually by the respective insurance subsidiary's Board of Directors. Earnings allocable to participating policyholders are based on legal requirements that vary by state.

T. RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform to the 2002 presentation. Such reclassifications had no effect on previously reported net income or shareholders' equity.

U. USE OF ESTIMATES - In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SHAREHOLDER DIVIDEND RESTRICTION

At December 31, 2002, substantially all of consolidated shareholders' equity represents net assets of UTG's subsidiaries. The payment of cash dividends to shareholders by UTG is not legally restricted. However, the state insurance department regulates insurance company dividend payments where the company is domiciled. UG's dividend limitations are described below.

Ohio domiciled insurance companies require five days prior notification to the insurance commissioner for the payment of an ordinary dividend. Ordinary dividends are defined as the greater of: a) prior year statutory earnings or b) 10% of statutory capital and surplus. For the year ended December 31, 2002, UG had a statutory gain from operations of $2,062,744. At December 31, 2002, UG's statutory capital and surplus amounted to $16,030,200. Extraordinary dividends (amounts in excess of ordinary dividend limitations) require prior approval of the insurance commissioner and are not restricted to a specific calculation. UG paid ordinary dividends of $800,000 to the former FCC in 2002, and $1,400,000 to UTG in 2002.

3. INCOME TAXES

Until 1984, the insurance companies were taxed under the provisions of the Life Insurance Company Income Tax Act of 1959 as amended by the Tax Equity and Fiscal Responsibility Act of 1982. These laws were superseded by the Deficit Reduction Act of 1984. All of these laws are based primarily upon statutory results with certain special deductions and other items available only to life insurance companies. Under the provision of the pre-1984 life insurance company income tax regulations, a portion of "gain from operations" of a life insurance company was not subject to current taxation but was accumulated, for tax purposes, in a special tax memorandum account designated as "policyholders' surplus account". Federal income taxes will become payable on this account at the then current tax rate when and if distributions to shareholders, other than stock dividends and other limited exceptions, are made in excess of the accumulated previously taxed income maintained in the "shareholders surplus account".

The following table summarizes the companies with this situation and the maximum amount of income that has not been taxed in each.

Company	Shareholders' Surplus	Untaxed Balance
ABE	$ 5,286,670	$ 1,149,693
APPL	6,452,554	1,525,367
UG	28,019,005	4,363,821

The payment of taxes on this income is not anticipated; and, accordingly, no deferred taxes have been established.

The life insurance company subsidiaries file a consolidated federal income tax return. The non-insurance companies of the group file separate returns.

Life insurance company taxation is based primarily upon statutory results with certain special deductions and other items available only to life insurance companies. Income tax expense consists of the following components:

	2002	2001	2000
Current tax expense	$ 7,893	$ 53,539	$ 85,440
Deferred tax expense	471,462	1,127,594	143,343
	$ 479,355	$ 1,181,133	$ 228,783

The Companies have net operating loss carryforwards for federal income tax purposes expiring as follows:

	UTG	UG
2019	$ 0	$ 863,986
2021	177,037	0
TOTAL	$ 177,037	$ 863,986

The Company has established a deferred tax asset of $364,358 for its operating loss carryforwards and has established no allowance in the current year. The total allowances established on deferred tax assets in the prior year was $183,908.

The following table shows the reconciliation of net income to taxable income of UTG:

	2002	2001	2000
Net income (loss)	$ 1,499,618	$ 2,439,573	$ (696,426)
Federal income tax provision	327,472	12,043	60,550
Loss (gain) of subsidiaries	(861,049)	(2,409,467)	762,656
Taxable income	$ 966,041	$ 42,149	$ 598,606

UTG has a net operating loss carryforward of $177,037 at December 31, 2002. UTG has averaged approximately $536,000 in taxable income over the past three years and must average taxable income of approximately $10,000 over the next 19 years to fully realize its net operating loss carryforward, as UTG's operating loss carryforward does not expire until the year 2021. UG has a net operating loss carryforward of $863,986 at December 31, 2002. UG must average taxable income of approximately $50,000 over the next 17 years to fully realize its net operating loss carryforward, as UG's operating loss carryforward does not expire until the year 2019. Management believes future earnings of both UTG and UG will be sufficient to fully utilize their respective net operating loss carryforwards. Therefore, management has established no allowance for potential uncollectibility of its loss carryforwards in the current year.

The expense or (credit) for income differed from the amounts computed by applying the applicable United States statutory rate of 35% before income taxes as a result of the following differences:

	2002	2001	2000
Tax computed at statutory rate	$ 784,906	$ 1,467,257	$ (247,474)
Changes in taxes due to:			
Cost in excess of net assets purchased	0	31,500	31,500
Current year loss for which no benefit realized	0	0	546,231
Benefit of prior losses	(309,710)	(159,456)	(139,061)
Other	4,159	(158,168)	37,587
Income tax expense	$ 479,355	$ 1,181,133	$ 228,783

The following table summarizes the major components that comprise the deferred tax liability as reflected in the balance sheets:

	2002	2001
Investments	$ 2,883,414	$ 1,820,177
Cost of insurance acquired	9,328,616	12,835,481
Deferred policy acquisition costs	861,870	1,087,772
Management/consulting fees	(321,086)	(508,101)
Future policy benefits	(1,014,369)	(1,531,687)
Gain on sale of subsidiary	2,312,483	2,312,483
Net operating loss carryforward	(364,358)	(564,303)
Other liabilities	(130,594)	(372,303)
Federal tax DAC	(1,316,916)	(1,509,996)
Deferred tax liability	$ 12,239,060	$ 13,569,523

4. ANALYSIS OF INVESTMENTS, INVESTMENT INCOME AND INVESTMENT GAIN

A. NET INVESTMENT INCOME - The following table reflects net investment income by type of investment:

	December 31,		
	2002	2001	2000
Fixed maturities and fixed maturities held for sale	$ 10,302,735	$ 10,831,162	$ 11,775,706
Equity securities	131,778	131,263	116,327
Mortgage loans	1,749,935	2,715,834	1,777,374
Real estate	730,501	488,168	611,494
Policy loans	965,227	970,142	997,381
Other long-term investments	0	0	655,418
Short-term investments	26,522	110,229	158,378
Cash	211,293	606,128	936,433
Total consolidated investment income	14,117,991	15,852,926	17,028,511
Investment expenses	(771,167)	(785,867)	(942,678)
Consolidated net investment income	$ 13,346,824	$ 15,067,059	$ 16,085,833

At December 31, 2002, the Company had a total of $656,716 in investment real estate and $1,477,950 in equity securities, which did not produce income during 2002.

The following table summarizes the Company's fixed maturity holdings and investments held for sale by major classifications:

	Carrying Value 2002	Carrying Value 2001
Investments held for sale:		
Fixed maturities		
U.S. Government, government agencies and authorities	$ 27,646,891	$ 36,182,839
State, municipalities and political subdivisions	212,015	202,256
Collateralized mortgage obligations	66,820,749	54,003,623
All other corporate bonds	14,024,863	8,239,722
	$ 108,704,518	$ 98,628,440
Equity securities		
Banks, trust and insurance companies	$ 1,209,756	$ 1,100,000
Industrial and miscellaneous	3,674,114	2,752,716
	$ 4,883,870	$ 3,852,716
Fixed maturities held to maturity:		
U.S. Government, government agencies and authorities	$ 7,480,490	$ 6,904,757
State, municipalities and political subdivisions	8,195,248	11,788,567
Collateralized mortgage obligations	60,820	128,471
Public utilities	15,134,965	22,219,127
All other corporate bonds	27,456,140	33,964,473
	$ 58,327,663	$ 75,005,395

By insurance statute, the majority of the Company's investment portfolio is invested in investment grade securities to provide ample protection for policyholders.

Below investment grade debt securities generally provide higher yields and involve greater risks than investment grade debt securities because their issuers typically are more highly leveraged and more vulnerable to adverse economic conditions than investment grade issuers. In addition, the trading market for these securities is usually more limited than for investment grade debt securities. Debt securities classified as below-investment grade are those that receive a Standard & Poor's rating of BB or below.

The following table summarizes by category securities held that are below investment grade at amortized cost:

Below Investment Grade Investments	2002	2001	2000
Public Utilities	$ 1,274,374	$ 2,091,138	$ 0
CMO	40,146	43,189	239,165
Corporate	1,370,622	271,420	23,000
Total	$ 2,685,142	$ 2,405,747	$ 262,165

B. INVESTMENT SECURITIES

The amortized cost and estimated market values of investments in securities including investments held for sale are as follows:

2002	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Investments held for sale:				
U.S. Government and govt. Agencies and authorities	$ 26,271,281	$ 1,375,610	$ 0	$ 27,646,891
States, municipalities and Political subdivisions	193,619	18,396	0	212,015
Collateralized mortgage Obligations	65,603,941	1,225,986	(9,178)	66,820,749
Public utilities	0	0	0	0
All other corporate bonds	13,176,046	869,187	(20,370)	14,024,863
	105,244,887	3,489,179	(29,548)	108,704,518
Equity securities	4,122,887	1,795,527	(1,034,544)	4,883,870
Total	$ 109,367,774	$ 5,284,706	$ (1,064,092)	$ 113,588,388
Fixed maturities held to maturity:				
U.S. Government and govt. Agencies and authorities	$ 7,480,490	$ 403,473	$ (3)	$ 7,883,960
States, municipalities and Political subdivisions	8,195,248	406,211	(7,753)	8,593,706
Collateralized mortgage Obligations	60,820	4,296	0	65,116
Public utilities	15,134,965	509,875	(96,029)	15,548,811
All other corporate bonds	27,456,140	1,058,270	(88,938)	28,425,472
Total	$ 58,327,663	$ 2,382,125	$ (192,723)	$ 60,517,065

2001	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Investments held for sale:				
U.S. Government and govt. Agencies and authorities	$ 35,240,384	$ 942,455	$ 0	$ 36,182,839
States, municipalities and Political subdivisions	192,059	10,197	0	202,256
Collateralized mortgage Obligations	53,777,577	447,019	(220,973)	54,003,623
Public utilities	0	0	0	0
All other corporate bonds	8,374,074	321	(134,673)	8,239,722
	97,584,094	1,399,992	(355,646)	98,628,440
Equity securities	3,937,812	953,448	(1,038,544)	3,852,716
Total	$ 101,521,906	$ 2,353,440	$ (1,394,190)	$ 102,481,156
Fixed maturities held to maturity:				
U.S. Government and govt. Agencies and authorities	$ 6,904,757	$ 280,101	$ (893)	$ 7,183,965
States, municipalities and Political subdivisions	11,788,567	360,714	(119,497)	12,029,784
Collateralized mortgage Obligations	128,471	4,820	0	133,291
Public utilities	22,219,127	859,864	(70,947)	23,008,044
All other corporate bonds	33,964,473	1,410,244	(4,391)	35,370,326
Total	$ 75,005,395	$ 2,915,743	$ (195,728)	$ 77,725,410

The amortized cost and estimated market value of debt securities at December 31, 2002, by contractual maturity, is shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Fixed Maturities Held for Sale December 31, 2002	Amortized Cost	Estimated Market Value
Due in one year or less	$ 1,027,197	$ 1,062,985
Due after one year through five years	31,766,665	33,309,128
Due after five years through ten years	6,688,465	7,334,766
Due after ten years	158,619	176,890
Collateralized mortgage obligations	65,603,941	66,820,749
Total	$ 105,244,887	$ 108,704,518

Fixed Maturities Held to Maturity December 31, 2002	Amortized Cost	Estimated Market Value
Due in one year or less	$ 27,179,794	$ 27,550,341
Due after one year through five years	26,921,769	28,509,885
Due after five years through ten years	1,858,205	2,070,897
Due after ten years	2,307,075	2,320,826
Collateralized mortgage obligations	60,820	65,116
Total	$ 58,327,663	$ 60,517,065

An analysis of sales, maturities and principal repayments of the Company's fixed maturities portfolio for the years ended December 31, 2002, 2001 and 2000 is as follows:

Year ended December 31, 2002	Cost or Amortized Cost	Gross Realized Gains	Gross Realized Losses	Proceeds From Sale
Scheduled principal repayments,				
Calls and tenders:				
Held for sale	$ 29,746,832	$ 1,689	$ 0	$ 29,748,521
Held to maturity	20,071,850	7,782	(6,744)	20,072,888
Sales:				
Held for sale	0	0	0	0
Held to maturity	0	0	0	0
Total	$ 49,818,682	$ 9,471	$ (6,744)	$ 49,821,409

Year ended December 31, 2001	Cost or Amortized Cost	Gross Realized Gains	Gross Realized Losses	Proceeds From Sale
Scheduled principal repayments,				
Calls and tenders:				
Held for sale	$ 23,583,564	$ 10,440	$ 0	$ 23,594,004
Held to maturity	47,921,354	34,690	(107,234)	47,848,810
Sales:				
Held for sale	6,518,181	197,044	0	6,715,225
Held to maturity	0	0	0	0
Total	$ 78,023,099	$ 242,174	$ (107,234)	$ 78,158,039

Year ended December 31, 2000		Cost or Amortized Cost		Gross Realized Gains		Gross Realized Losses		Proceeds From Sale
Scheduled principal repayments,								
Calls and tenders:								
Held for sale	$	5,611,476	$	71	$	(3,847)	$	5,607,700
Held to maturity		27,047,819		59,463		(4,133)		27,103,149
Sales:								
Held for sale		0		0		0		0
Held to maturity		0		0		0		0
Total	$	32,659,295	$	59,534	$	(7,980)	$	32,710,849

C. INVESTMENTS ON DEPOSIT - At December 31, 2002, investments carried at approximately $12,386,000 were on deposit with various state insurance departments.

5. DISCLOSURES ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

The financial statements include various estimated fair value information at December 31, 2002 and 2001, as required by Statement of Financial Accounting Standards 107, Disclosure about Fair Value of Financial Instruments ("SFAS 107"). Such information, which pertains to the Company's financial instruments, is based on the requirements set forth in that Statement and does not purport to represent the aggregate net fair value of the Company.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument required to be valued by SFAS 107 for which it is practicable to estimate that value:

(a) Cash and Cash equivalents

The carrying amount in the financial statements approximates fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

(b) Fixed maturities and investments held for sale

Quoted market prices, if available, are used to determine the fair value. If quoted market prices are not available, management estimates the fair value based on the quoted market price of a financial instrument with similar characteristics.

(c) Mortgage loans on real estate

The fair values of mortgage loans are estimated using discounted cash flow analyses and interest rates being offered for similar loans to borrowers with similar credit ratings.

(d) Investment real estate and real estate acquired in satisfaction of debt

An estimate of fair value is based on management's review of the individual real estate holdings. Management utilizes sales of surrounding properties, current market conditions and geographic considerations. Management conservatively estimates the fair value of the portfolio is equal to the carrying value.

(e) Policy loans

It is not practical to estimate the fair value of policy loans as they have no stated maturity and their rates are set at a fixed spread to related policy liability rates. Policy loans are carried at the aggregate unpaid principal balances in the consolidated balance sheets, and earn interest at rates ranging from 4% to 8%. Individual policy liabilities in all cases equal or exceed outstanding policy loan balances.

(f) Short-term investments

For short-term instruments, the carrying amount is a reasonable estimate of fair value. Short-term instruments represent collateral loans and certificates of deposit with various banks that are protected under FDIC.

(g) Notes payable

For borrowings subject to floating rates of interest, carrying value is a reasonable estimate of fair value. For fixed rate borrowings fair value was determined based on the borrowing rates currently available to the Company for loans with similar terms and average maturities.

The estimated fair values of the Company's financial instruments required to be valued by SFAS 107 are as follows as of December 31:

	2002		2001	
Assets	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Fixed maturities	$ 58,327,663	$ 60,517,065	$ 75,005,395	$ 77,725,410
Fixed maturities held for sale	108,704,518	108,704,518	98,628,440	98,628,440
Equity securities	4,883,870	4,883,870	3,852,716	3,852,716
Mortgage loans on real estate	23,804,827	23,882,286	23,386,895	23,360,333
Investment in real estate	17,503,812	17,503,812	18,226,451	18,226,451
Policy loans	13,346,504	13,346,504	13,608,456	13,608,456
Short-term investments	377,676	377,676	581,382	581,382
Liabilities				
Notes payable	2,995,275	3,148,352	4,400,670	4,696,612

6. STATUTORY EQUITY AND INCOME FROM OPERATIONS

The Company's insurance subsidiaries are domiciled in Ohio and Illinois and prepare their statutory-based financial statements in accordance with accounting practices prescribed or permitted by the respective insurance department. These principles differ significantly from accounting principles generally accepted in the United States of America. "Prescribed" statutory accounting practices include state laws, regulations, and general administrative rules, as well as a variety of publications of the National Association of Insurance Commissioners ("NAIC"). "Permitted" statutory accounting practices encompass all accounting practices that are not prescribed; such practices may differ from state to state, from company to company within a state, and may change in the future. The NAIC recently completed the process of codifying statutory accounting practices, the result of which is to constitute the only source of "prescribed" statutory accounting practices. The new rules promulgated by the codifying of statutory accounting practices became effective January 1, 2001. Accordingly, these uniform rules change prescribed statutory accounting practices and result in changes to the accounting practices that insurance enterprises use to prepare their statutory financial statements. Implementation of the codification rules did not have a material financial impact on the financial condition of the Company's life insurance subsidiaries. UG's total statutory shareholders' equity was $16,030,200 and $16,105,265 at December 31, 2002 and 2001, respectively. The Company's life insurance subsidiaries reported combined statutory operating income before taxes (exclusive of intercompany dividends) of approximately $2,700,000, $2,913,000 and $2,091,000 for 2002, 2001 and 2000, respectively.

7. REINSURANCE

As is customary in the insurance industry, the insurance subsidiaries of the Company cede insurance to, and assume insurance from, other insurance companies under reinsurance agreements. Reinsurance agreements are intended to limit a life insurer's maximum loss on a large or unusually hazardous risk or to obtain a greater diversification of risk. The ceding insurance company remains primarily liable with respect to ceded insurance should any reinsurer be unable to meet the obligations assumed by it. However, it is the practice of insurers to reduce their exposure to loss to the extent that they have been reinsured with other insurance companies. The Company sets a limit on the amount of insurance retained on the life of any one person. The Company will not retain more than $125,000, including accidental death benefits, on any one life. At December 31, 2002, the Company had gross insurance in force of $2.441 billion of which approximately $527 million was ceded to reinsurers.

The Company's reinsured business is ceded to numerous reinsurers. The Company believes the assuming companies are able to honor all contractual commitments, based on the Company's periodic reviews of their financial statements, insurance industry reports and reports filed with state insurance departments.

Currently, the Company is utilizing reinsurance agreements with Business Mens' Assurance Company, ("BMA") and Swiss Re Life and Health America Incorporated ("SWISS RE"). BMA and SWISS RE currenty hold an "A" (Excellent), and "A++" (Superior) rating, respectively, from A.M. Best, an industry rating company. The reinsurance agreements were effective December 1, 1993, and cover all new business of the Company. The agreements are a yearly renewable term ("YRT") treaty where the Company cedes amounts above its retention limit of $100,000 with a minimum cession of $25,000.

UG entered a coinsurance agreement with Park Avenue Life Insurance Company ("PALIC") as of September 30, 1996. Under the terms of the agreement, UG ceded to PALIC substantially all of its paid-up life insurance policies. Paid-up life insurance generally refers to non-premium paying life insurance policies. PALIC and its ultimate parent The Guardian Life Insurance Company of America ("Guardian"), currently hold an "A" (Excellent), and "A+" (Superior) rating, respectively, from A.M. Best, an industry rating company. The agreement with PALIC accounts for approximately 66% of the reinsurance receivables, as of December 31, 2002.

On September 30, 1998, UG entered into a coinsurance agreement with The Independent Order of Vikings, an Illinois fraternal organization ("IOV"). Under the terms of the agreement, UG agreed to assume on a coinsurance basis, 25% of the reserves and liabilities arising from all inforce insurance contracts issued by the IOV to its members. At December 31, 2002, the IOV insurance inforce was approximately $1,700,000, with reserves being held on that amount of approximately $400,000.

On June 1, 2000, UG assumed an already existing coinsurance agreement, dated January 1, 1992, between Lancaster Life Reinsurance Company, an Arizona corporation ("LLRC") and Investors Heritage Life Insurance Company, a corporation organized under the laws of the Commonwealth of Kentucky ("IHL"). Under the terms of the agreement, LLRC agreed to assume from IHL a 90% quota share of new issues of credit life and accident and health policies that have been written on or after January 1, 1992 through various branches of the First Southern National Bank. The maximum amount of credit life insurance that can be assumed on any one individual's life is $15,000. UG assumed all the rights and obligations formerly held by LLRC as the reinsurer in the agreement. LLRC liquidated its charter immediately following the transfer. At December 31, 2002, IHL has insurance inforce of approximately $3,700,000, with reserves being held on that amount of approximately $45,000.

On October 1, 2002, APPL entered into a 100% coinsurance agreement, with UG, whereby APPL ceded and UG assumed all policies in force of APPL as of the effective date of the agreement. Under the coinsurance arrangement, UG has primary responsibility for the policies, but APPL remains contingently liable for the policies. At December 31, 2002, APPL has insurance inforce of approximately $160,000,000, with reserves being held on that amount of approximately $20,800,000, which were assumed by UG in the transaction.

The Company does not have any short-duration reinsurance contracts. The effect of the Company's long-duration reinsurance contracts on premiums earned in 2002, 2001 and 2000 was as follows:

	Shown in thousands		
	2002 Premiums Earned	2001 Premiums Earned	2000 Premiums Earned
Direct	$ 18,597	$ 20,333	$ 22,970
Assumed	96	111	76
Ceded	(2,701)	(3,172)	(3,556)
Net premiums	$ 15,992	$ 17,272	$ 19,490

8. COMMITMENTS AND CONTINGENCIES

The insurance industry has experienced a number of civil jury verdicts which have been returned against life and health insurers in the jurisdictions in which the Company does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Some of the lawsuits have resulted in the award of substantial judgments against the insurer, including material amounts of punitive damages. In some states, juries have substantial discretion in awarding punitive damages in these circumstances.

Under the insurance guaranty fund laws in most states, insurance companies doing business in a participating state can be assessed up to prescribed limits for policyholder losses incurred by insolvent or failed insurance companies. Although the Company cannot predict the amount of any future assessments, most insurance guaranty fund laws currently provide that an assessment may be excused or deferred if it would threaten an insurer's financial strength. Mandatory assessments may be partially recovered through a reduction in future premium tax in some states. The Company does not believe such assessments will be materially different from amounts already provided for in the financial statements, though the Company has no control over such assessments.

The State of Florida began an investigation of industrial life insurance policies in the fall of 1999 regarding policies with race-based premiums. This investigation has quickly spread to other states and to other types of small face amount policies and was expanded to consider the fairness of premiums for all small policies including policies which did not have race-based premiums. The NAIC historically has defined a "small face amount policy" as one with a face amount of $15,000 or less. Under current reviews, some states have increased this amount to policies of $25,000 or less. These states are attempting to force insurers to refund "excess premiums" to insureds or beneficiaries of insureds. The Company's insurance subsidiaries have no race-based premium products, but do have policies with face amounts under the above-scrutinized limitations. The outcome of this issue could be dramatic on the insurance industry as a whole as well as the Company itself. The Company will continue to monitor developments regarding this matter to determine to what extent, if any, the Company may be exposed.

On June 10, 2002 UTG and Fiserv LIS formed an alliance between their respective organizations to provide third party administration (TPA) services to insurance companies seeking business process outsourcing solutions. Fiserv LIS will be responsible for the marketing and sales function for the alliance, as well as providing the operations processing service for the Company. The Company will staff the administration effort. To facilitate the alliance, the Company plans to convert its existing business and TPA clients to "ID3", a software system owned by Fiserv LIS to administer an array of life, health and annuity products in the insurance industry. Fiserv LIS is a unit of Fiserv, Inc. (Nasdaq: FISV) which is an independent, full-service provider of integrated data processing and information management systems to the financial industry, headquartered in Brookfield, Wisconsin.

In June 2002, the Company entered into a five-year contract with Fiserv LIS for services related to their purchase of the "ID3" software system. Under the contract, the Company is required to pay $12,000 per month in software maintenance costs and $5,000 per month in offsite data center costs for a five-year period from the date of the signing.

The Company is currently evaluating its alternatives to converting its existing business to "ID3". Currently, the Company is analyzing alternatives and options for the conversion with total costs ranging from $500,000 to $1,700,000. Alternatives include completing the conversion with the existing staff of the Company, to outsourcing the entire conversion to Fiserv LIS. Management is reviewing the possible alternatives, weighing the pros and cons of each, and expects to make a decision shortly.

On November 20, 1998, FSF and affiliates acquired 929,904 shares of common stock of UTG from UTG and certain UTG shareholders. As consideration for the shares, FSF paid UTG $10,999,995 and certain shareholders of UTG $999,990 in cash. Included in the stock acquisition agreement is an earnings covenant whereby UTG warrants UTG and its subsidiaries and affiliates will have future earnings of at least $30,000,000 for a five-year period beginning January 1, 1998. Such earnings are computed based on statutory results excluding inter-company activities such as inter-company dividends plus realized and unrealized gains and losses on real estate, mortgage loans and unaffiliated common stocks. At the end of the covenant period, an adjustment is to be made equal to the difference between the then market value and statutory carrying value of real estate still owned that existed at the beginning of the covenant period. Should UTG not meet the covenant requirements, any shortfall will first be reduced by the actual average tax rate for UTG for the period, then will be further reduced by one-half of the percentage, if any, representing UTG's ownership percentage of the insurance company subsidiaries. This result will then be reduced by $250,000. The remaining amount will be paid by UTG in the form of UTG common stock valued at $15.00 per share with a maximum number of shares to be issued of 500,000. However, there shall be no limit to the number of shares transferred to the extent that there are legal fees, settlements, damage payments or other losses as a result of certain legal action taken. The price and number of shares shall be adjusted for any applicable stock splits, stock dividends or other recapitalizations. For the five-year period starting January 1, 1998 and ending December 31, 2002, the Company had total earnings of $17,011,307 applicable to this covenant. Therefore, UTG did not meet the earnings requirements stipulated, and UTG believes it will be required to issue 500,000 additional shares to FSF or its assigns. Pursuant to the covenant, a final accounting and issuance of any shares due are to occur by April 30, 2003.

David A. Morlan, individually and on behalf of all others similarly situated v. Universal Guaranty Life Ins., United Trust Assurance Co., United Security Assurance Co., United Trust Group, Inc. and First Commonwealth Corporation, (U.S. District Court for the Southern District of Illinois)

On April 26, 1999, the above lawsuit was filed by David Morlan and Louis Black in the Southern District of Illinois against Universal Guaranty Life Insurance Company ("UG") and United Trust Assurance Company ("UTAC") (merged into UG in 1992). After the lawsuit was filed, the plaintiffs, who were former insurance salesmen, amended their complaint, dropped Louis Black as a plaintiff, and added United Security Assurance Company ("USAC") (merged into UG in 1999) and UTG as defendants. The plaintiffs are alleging that they were employees of UG, UTAC or USAC rather than independent contractors. The plaintiffs are seeking class action status and have asked to recover various employee benefits, costs and attorneys' fees, as well as monetary damages based on the defendants' alleged failure to withhold certain taxes. A trial date has been currently set for August 26, 2003.

The Company continues to believe that it has meritorious grounds to defend this lawsuit, and it intends to defend the case vigorously. The Company believes that the defense and ultimate resolution of the lawsuit should not have a material adverse effect upon the business, results of operations or financial condition of the Company. Nevertheless, if the lawsuit were to be successful, it is likely that such resolution would have a material adverse effect on the Company's business, results of operations and financial condition. At December 31, 2002, the Company maintains a liability of $250,000 to cover estimated legal costs associated with the defense of this matter.

UTG and its subsidiaries are named as defendants in a number of legal actions arising as a part of the ordinary course of business relating primarily to claims made under insurance policies. Those actions have been considered in establishing the Company's liabilities. Management is of the opinion that the settlement of those actions will not have a material adverse effect on the Company's financial position or results of operations.

9. RELATED PARTY TRANSACTIONS

On November 15, 2002, North Plaza acquired 229 acres of timberland from Millard V. Oakley, a director of UTG, for a total purchase price of $54,811. The land acquired was adjacent to land already owned by North Plaza. The purchase price was consistent with other recent similar land acquisitions made by North Plaza.

On March 26, 2002, the Board of Directors of UTG adopted, and on June 11, 2002, the shareholders of UTG approved, the United Trust Group, Inc. Employee and Director Stock Purchase Plan. The plan's purpose is to encourage ownership of UTG stock by eligible directors and employees of UTG and its subsidiaries by providing them with an opportunity to invest in shares of UTG common stock. The plan is administered by the Board of Directors of UTG.

At its September 2002 meeting, the Board of Directors of UTG approved initial offerings under the plan to qualified individuals. This initial offering was at a purchase price of $12.00 per share. A total of 58,891 shares of UTG common stock were issued under this plan in 2002, to eight individuals. Each participant under the plan executed a "stock restriction and buy-sell agreement", which among other things provides UTG with a right of first refusal on any future sales of the shares acquired by the participant under this plan.

The purchase price of shares repurchased under the stock restriction and buy-sell agreement shall be computed, on a per share basis, equal to the sum of (i) the original purchase price paid to acquire such shares from UTG and (ii) the consolidated statutory net earnings (loss) per share of such shares during the period from the end of the month next preceding the month in which such shares were acquired pursuant to the plan, to the end of the month next preceding the month in which the sale of such shares to UTG occurs. At December 31, 2002, shares issued under this program had a value of $11.94 per share pursuant to the above formula.

On November 20, 1998, FSF and affiliates acquired 929,904 shares of common stock of UTG from UTG and certain UTG shareholders. As consideration for the shares, FSF paid UTG $10,999,995 and certain shareholders of UTG $999,990 in cash. Included in the stock acquisition agreement is an earnings covenant whereby UTG warrants UTG and its subsidiaries and affiliates will have future earnings of at least $30,000,000 for a five-year period beginning January 1, 1998. Such earnings are computed based on statutory results excluding inter-company activities such as inter-company dividends plus realized and unrealized gains and losses on real estate, mortgage loans and unaffiliated common stocks. At the end of the covenant period, an adjustment is to be made equal to the difference between the then market value and statutory carrying value of real estate still owned that existed at the beginning of the covenant period. Should UTG not meet the covenant requirements, any shortfall will first be reduced by the actual average tax rate for UTG for the period, then will be further reduced by one-half of the percentage, if any, representing UTG's ownership percentage of the insurance company subsidiaries. This result will then be reduced by $250,000. The remaining amount will be paid by UTG in the form of UTG common stock valued at $15.00 per share with a maximum number of shares to be issued of 500,000. However, there shall be no limit to the number of shares transferred to the extent that there are legal fees, settlements, damage payments or other losses as a result of certain legal action taken. The price and number of shares shall be adjusted for any applicable stock splits, stock dividends or other recapitalizations. For the five-year period starting January 1, 1998 and ending December 31, 2002, the Company had total earnings of $17,011,307 applicable to this covenant. Therefore, UTG did not meet the earnings requirements stipulated, and UTG believes it will be required to issue 500,000 additional shares to FSF or its assigns. Pursuant to the covenant, a final accounting and issuance of any shares due are to occur by April 30, 2003.

On May 21, 2002, at a special meeting of shareholders, the shareholders of FCC, then an 82% owned subsidiary of UTG, voted on and approved that certain Agreement and Plan of Reorganization and related Plan of Merger, each dated as of June 5, 2001, between UTG, and FCC (collectively, the "Merger Agreement"), and the merger contemplated thereby in which FCC would be merged with and into UTG, with UTG being the surviving corporation of the merger. The merger became effective on June 12, 2002. Pursuant to the terms and conditions of the Merger Agreement, each share of FCC stock outstanding at the effective time of the merger (other than shares held by UTG or shares held in treasury by FCC or by any of its subsidiaries) was at such time automatically converted into the right to receive $250 in cash per share ($2,480,000 in the aggregate).

At a December 17, 2001 joint meeting of the board of directors of UTG, FCC and their insurance subsidiaries, the boards of directors of the insurance subsidiaries discussed and decided to further explore and pursue a possible sale of the insurance charters of each of APPL and ABE. In the alternative to a sale of the APPL charter, the boards also discussed and decided to further explore a possible merger of APPL into UG. At the September 24, 2002 joint meeting of the board of directors of UTG and its insurance subsidiaries, the boards of directors of UG and ABE each approved the exploration of a merger transaction whereby ABE will be merged with and into UG. The UG and ABE Boards are expected to approve the merger transaction at the March 2003 meeting. The completion of the transaction is contingent upon the necessary regulatory approvals and is expected to be completed in mid 2003.

In preparation for a possible charter sale of APPL, UG and APPL entered into a 100% coinsurance agreement effective October 1, 2002, whereby UG assumed and APPL ceded all of the existing business of APPL. The coinsurance transaction had no financial impact on the consolidated financial statements or operating results of UTG.

On September 27, 2001, UG purchased real estate at a cost of $6,333,336 from an outside third party through the formation of an LLC in which UG is a two-thirds owner. The other one-third partner is Millard V. Oakley, who is a Director of UTG. Hampshire Plaza, LLC consists of a twenty story, 254,000 square foot office tower, an attached 72,000 square foot retail plaza, and an attached parking garage with approximately 350 parking spaces located in Manchester, New Hampshire.

On November 15, 2001, UTG was extended a $3,300,000 line of credit from the First National Bank of the Cumberlands located in Livingston, Tennessee. The First National Bank of the Cumberlands is owned by Millard V. Oakley, who is a Director of UTG. The original line of credit expired one year from the date of issue and was renewed in 2002 for an additional one-year term. The line of credit is available for general business uses. The interest rate provided for in the agreement is variable and indexed to be the lowest of the U.S. prime rates as published in the money section of the Wall Street Journal, with any interest rate adjustments to be made monthly. During 2002, the Company borrowed a total of $1,600,000 under this line of credit and incurred interest expense of $17,419. All funds drawn were repaid prior to December 31, 2002. No borrowings were incurred during 2001.

On October 26, 2001, APPL effected a reverse stock split, as a result of which (i) it became a wholly-owned subsidiary of UG, and an indirect wholly-owned subsidiary of UTG, and (ii) its minority shareholders received an aggregate of $1,055,295 in respect of their shares. Prior to the reverse stock split, UG owned 88% of the outstanding shares of APPL.

On April 12, 2001, UTG completed the purchase of 22,500 shares of UTG common stock and 544 shares of FCC common stock from James E. Melville and family pursuant to the Melville Purchase Agreement in exchange for five year promissory notes of UTG in the aggregate principal amount of $288,800. On April 12, 2001, UTG also completed the purchase from another family member of Mr. Melville of an additional 100 shares of UTG for a total cash payment of $800. The purchase for cash by UTG of an additional 39 shares of FCC common stock owned by Mr. Melville at a purchase price of $200.00 per share was consummated on June 27, 2001. Mr. Melville was a former director of UTG, FCC and the three insurance subsidiaries of UTG; he resigned from those boards on February 13, 2001.

On April 12, 2001, UTG also completed the purchase of 559,440 shares of UTG common stock from Larry E. Ryherd and family pursuant to the Ryherd Purchase Agreement for cash payments totaling $948,026 and a five year promissory note of UTG in the principal amount of $3,527,494. The purchase by UTG of the remaining 3,775 shares of UTG common stock to be purchased for cash at $8.00 per share pursuant to the Ryherd Purchase Agreement along with an additional 570 shares from certain parties to the Ryherd Purchase Agreement was completed on June 20, 2001. The promissory notes of UTG received by certain of the sellers pursuant to the Melville Purchase Agreement and the Ryherd Purchase Agreement bear interest at a rate of 7% per annum (paid quarterly) with payments of principal to be made in five equal annual installments, the first such payment of principal to be due on the first anniversary of the closing.

On April 12, 2001, UTG also purchased in a separate transaction 10,891 shares of UTG common stock from Robert E. Cook at a price of $8.00 per share. At the closing, Mr. Cook received $17,426 in cash and a five year promissory note of UTG (substantially similar to the promissory notes issued pursuant to the Melville and Ryherd Purchase Agreements described above) in the principal amount of $69,702. Mr. Cook was a director of UTG and FCC who resigned his position on January 8, 2001. Mr. Cook proposed the stock purchase to Jesse T. Correll who agreed to purchase Mr. Cook's stock on substantially the same terms as the purchases of the stock held by Messrs. Melville and Ryherd as described above.

During 2000 and 2001, FCC paid a majority of the general operating expenses of the affiliated group. FCC then received management, service fees and reimbursements from the various affiliates. Beginning in January 2002, and in anticipation of the merger of FCC, UTG began paying a majority of the general operating expenses of the affiliated group. Following the FCC merger in June 2002, UTG also assumed the rights and obligations of the management and service fees agreements with the various affiliates originally held by FCC.

UTG paid FCC $0, $550,000 and $750,000 in 2002, 2001 and 2000, respectively for reimbursement of costs attributed to UTG. During 2002 through the date of the FCC merger, FCC paid $3,200,000 to UTG for reimbursement of costs attributed to FCC and affiliates under which FCC had management and cost sharing services arrangements.

On January 1, 1993, FCC entered an agreement with UG pursuant to which FCC provided management services necessary for UG to carry on its business. UG paid $2,974,088, $6,156,903 and $6,061,515 to FCC in 2002, 2001 and 2000, respectively. UG paid $3,025,194 to UTG in 2002 under this arrangement.

ABE paid fees to FCC pursuant to a cost sharing and management fee agreement. FCC provided management services for ABE to carry on its business. The agreement required ABE to pay a percentage of the actual expenses incurred by FCC based on certain activity indicators of ABE business to the business of all the insurance company subsidiaries plus a management fee based on a percentage of the actual expenses allocated to ABE. ABE paid fees of $188,494, $332,673 and $371,211 in 2002, 2001 and 2000, respectively under this agreement. ABE paid fees of $170,729 in 2002 to UTG under this agreement.

APPL had a management fee agreement with FCC whereby FCC provided certain administrative duties, primarily data processing and investment advice. APPL paid fees of $222,000, $444,000 and $444,000 in 2002, 2001 and 2000, respectively under this agreement. APPL paid fees of $222,000 to UTG during 2002 under this agreement.

Respective domiciliary insurance departments have approved the agreements of the insurance companies and it is Management's opinion that where applicable, costs have been allocated fairly and such allocations are based upon accounting principles generally accepted in the United States of America.

Since the Company's affiliation with FSF, UG has acquired mortgage loans through participation agreements with FSNB. FSNB services the loans covered by these participation agreements. UG pays a .25% servicing fee on these loans and a one-time fee at loan origination of .50% of the original loan amount to cover costs incurred by FSNB relating to the processing and establishment of the loan. UG paid $70,140, $79,730 and $34,721 in servicing fees and $35,127, $22,626 and $91,392 in origination fees to FSNB during 2002, 2001 and 2000, respectively.

The Company reimbursed expenses incurred by Mr. Correll and Mr. Attkisson relating to travel and other costs incurred on behalf of or relating to the Company. The Company paid $74,621, $145,407 and $96,599 in 2002, 2001 and 2000, respectively to First Southern Bancorp, Inc. in reimbursement of such costs. In addition, beginning in 2001, the Company began reimbursing FSBI a portion of salaries for Mr. Correll and Mr. Attkisson. The reimbursement was approved by the UTG board of directors and totaled $169,651 and $128,411 in 2002 and 2001, respectively, which included salaries and other benefits.

10. CAPITAL STOCK TRANSACTIONS

A. EMPLOYEE AND DIRECTOR STOCK PURCHASE PROGRAM

On March 26, 2002, the Board of Directors of UTG adopted, and on June 11, 2002, the shareholders of UTG approved, the United Trust Group, Inc. Employee and Director Stock Purchase Plan. The plan's purpose is to encourage ownership of UTG stock by eligible directors and employees of UTG and its subsidiaries by providing them with an opportunity to invest in shares of UTG common stock. The plan is administered by the Board of Directors of UTG.

A total of 400,000 shares of common stock may be purchased under the plan, subject to appropriate adjustment for stock dividends, stock splits or similar recapitalizations resulting in a change in shares of UTG. The plan is not intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. At its September 2002 meeting, the Board of Directors of UTG approved initial offerings under the plan to qualified individuals totaling 367,000 shares, subject to the registration or qualification of the shares for sale under Federal or applicable state securities laws. These initial offers were made November 1, 2002, at which time each offeree had 30 days to accept the offer, execute the appropriate documents and pay for the shares to be acquired. At the end of the 30-day period, the offers expired. This initial offering was at a purchase price of $12.00 per share. Eight individuals acquired stock under the plan from this initial offering with a total of 58,891 shares of UTG common stock issued. Each participant under the plan executed a "stock restriction and buy-sell agreement", which among other things provides UTG with a right of first refusal on any future sales of the shares acquired by the participant under this plan.

The purchase price of shares repurchased under the stock restriction and buy-sell agreement shall be computed, on a per share basis, equal to the sum of (i) the original purchase price paid to acquire such shares from UTG and (ii) the consolidated statutory net earnings (loss) per share of such shares during the period from the end of the month next preceding the month in which such shares were acquired pursuant to the plan, to the end of the month next preceding the month in which the sale of such shares to UTG occurs. At December 31, 2002, shares issued under this program had a value of $11.94 per share pursuant to the above formula.

B. STOCK REPURCHASE PROGRAM

On June 5, 2001, the board of directors of UTG authorized the repurchase from time to time in the open market or in privately negotiated transactions of up to $1 million of UTG's common stock. Repurchased shares will be available for future issuance for general corporate purposes. Through February 28, 2003, UTG has spent $682,237 in the acquisition of 97,115 shares under this program.

C. STOCK REPURCHASES

In April 2001, UTG completed the purchase of 22,500 shares of UTG common stock and 544 shares of First Commonwealth Corporation common stock from James E. Melville and family pursuant to the Melville Purchase Agreement in exchange for five year promissory notes of UTG in the aggregate principal amount of $288,800. During 2002, UTG made principal reductions totaling $115,520 on the Melville notes.

In April 2001, UTG completed the purchase of 559,440 shares of UTG common stock from Larry E. Ryherd and family pursuant to the Ryherd Purchase Agreement in exchange for cash and a five-year promissory note of UTG in the principal amount of $3,527,494. During 2002, UTG made a principal reduction of $705,499 on the Ryherd note. Subsequent to year-end 2002 an additional principal reduction of $705,499 was made on the Ryherd note.

In April 2001, UTG also purchased in a separate transaction 10,891 shares of UTG common stock from Robert E. Cook, a former director, for cash and a five-year promissory note of UTG in the principal amount of $69,702. During 2002, UTG repaid this note in full.

D. SHARES ACQUIRED BY FSF AND AFFILIATES WITH OPTIONS GRANTED

On November 20, 1998, FSF and affiliates acquired 929,904 shares of common stock of UTG from UTG and certain UTG shareholders. As consideration for the shares, FSF paid UTG $10,999,995 and certain shareholders of UTG $999,990 in cash. Included in the stock acquisition agreement is an earnings covenant whereby UTG warrants UTG and its subsidiaries and affiliates will have future earnings of at least $30,000,000 for a five-year period beginning January 1, 1998. Such earnings are computed based on statutory results excluding inter-company activities such as inter-company dividends plus realized and unrealized gains and losses on real estate, mortgage loans and unaffiliated common stocks. At the end of the covenant period, an adjustment is to be made equal to the difference between the then market value and statutory carrying value of real estate still owned that existed at the beginning of the covenant period. Should UTG not meet the covenant requirements, any shortfall will first be reduced by the actual average tax rate for UTG for the period, then will be further reduced by one-half of the percentage, if any, representing UTG's ownership percentage of the insurance company subsidiaries. This result will then be reduced by $250,000. The remaining amount will be paid by UTG in the form of UTG common stock valued at $15.00 per share with a maximum number of shares to be issued of 500,000. However, there shall be no limit to the number of shares transferred to the extent that there are legal fees, settlements, damage payments or other losses as a result of certain legal action taken. The price and number of shares shall be adjusted for any applicable stock splits, stock dividends or other recapitalizations. For the five-year period starting January 1, 1998 and ending December 31, 2002, the Company had total earnings of $17,011,307 applicable to this covenant. Therefore, UTG did not meet the earnings requirements stipulated, and UTG believes it will be required to issue 500,000 additional shares to FSF or its assigns. Pursuant to the covenant, a final accounting and issuance of any shares due are to occur by April 30, 2003.

At the time of the stock acquisition above, UTG also granted, for nominal consideration, an irrevocable, exclusive option to FSF to purchase up to 1,450,000 shares of UTG common stock for a purchase price in cash equal to $15.00 per share, with such option to expire on July 1, 2001. UTG had a market price per share of $9.50 at the date of grant of the option. The option shares under this option are to be reduced by two shares for each share of UTG common stock that FSF or its affiliates purchases from UTG shareholders in private or public transactions after the execution of the option agreement. The option is additionally limited to a maximum when combined with shares owned by FSF of 51% of the issued and outstanding shares of UTG after giving effect to any shares subject to the option. The option expired unexercised on July 1, 2001.

As of December 31, 2002, no options were exercised and all options have been forfeited.

	2002		2001		2000	
	SHARES	EXERCISE PRICE	SHARES	EXERCISE PRICE	SHARES	EXERCISE PRICE
Outstanding at beginning of Period	0	$15.00	19,108	$15.00	166,104	$15.00
Granted	0	0.00	0	0.00	0	0.00
Exercised	0	0.00	0	0.00	0	0.00
Forfeited	0	15.00	19,108	15.00	146,996	15.00
Outstanding at end of period	0	$15.00	0	$15.00	19,108	$15.00

E. EARNINGS PER SHARE CALCULATIONS

The following is a reconciliation of the numerators and denominators of the basic and diluted EPS computations as presented on the income statement.

	For the year ended December 31, 2002		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS			
Income available to common shareholders	$ 1,499,618	3,505,424	$ 0.43
Effect of Dilutive Securities			
Earnings covenant	0	500,000	
Options	0	0	
Diluted EPS			
Income available to common shareholders and assumed conversions	$ 1,499,618	4,005,424	$ 0.37

	For the year ended December 31, 2001		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS			
Income available to common shareholders	$ 2,439,573	3,733,432	$ 0.65
Effect of Dilutive Securities			
Convertible notes	0	0	
Options	0	0	
Diluted EPS			
Income available to common shareholders and assumed conversions	$ 2,439,573	3,733,432	$ 0.65

	For the year ended December 31, 2000		
	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Basic EPS			
Income available to common shareholders	$ (696,426)	4,056,439	$ (0.17)
Effect of Dilutive Securities			
Convertible notes	0	0	
Options	0	0	
Diluted EPS			
Income available to common shareholders and assumed conversions	$ (696,426)	4,056,439	$ (0.17)

At December 31, 2002, UTG has an obligation to issue to FSF or its assigns 500,000 shares of UTG common stock, as the result of a failed earnings covenant (See note 10D to the consolidated financial statements above). As such, the computation of diluted earnings per share differs from basic earnings per share for the year ending December 31, 2002. UTG had no stock options outstanding for the year ended December 31, 2001. As such, the computation of diluted earnings per share is the same as basic earnings per share at December 31, 2001. In accordance with Statement of Financial Accounting Standards No. 128, the computation of diluted earnings per share is the same as basic earnings per share for the year ending December 31, 2000, since the Company had a loss from continuing operation for the year presented, and any assumed conversion, exercise, or contingent issuance of securities would have an antidilutive effect on earnings per share.

UTG had granted stock options to FSF of 1,450,000 shares of UTG common stock which were outstanding as of year end 1998. The option shares under this option are to be reduced by two shares for each share of UTG common stock that FSF or its affiliates purchases from UTG shareholders in private or public transactions after the execution of the option agreement. The option is additionally limited to a maximum when combined with shares owned by FSF of 51% of the issued and outstanding shares of UTG after giving effect to any shares subject to the option. Due to the passage of time and the 51% limitation, all remaining stock options of 19,108 at $15.00 per share expired on July 1, 2001. No options were exercised during 2001. These options were not included in the computation of diluted EPS because the exercised price was greater than the average market price of the common shares for each respective year.

11. NOTES PAYABLE

At December 31, 2002 and 2001, the Company had $2,995,275 and $4,400,670 in long-term debt outstanding, respectively. The debt is comprised of the following components:

	2002	2001
Subordinated 20 yr. Notes	$ 0	$ 514,674
Other notes payable	2,995,275	3,885,996
	$ 2,995,275	$ 4,400,670

A. Subordinated debt

The subordinated debt was incurred June 16, 1992 as a part of the acquisition of the now dissolved Commonwealth Industries Corporation. These notes bear interest at the variable rate of 1% under prime per annum (paid quarterly). In May 2002 a principal payment of $113,112 was made on the subordinated debt. On July 9, 2002, the remaining outstanding balance of $401,562 on these notes was paid.

B. Other notes payable

The other notes payable were incurred in April 2001 to facilitate the repurchase of common stock owned primarily by James E. Melville and Larry E. Ryherd, two former officers and directors of UTG, and members of their respective families. These notes bear interest at the fixed rate of 7% per annum (paid quarterly) with payments of principal to be made in five equal installments, the first principal payment in the amount of $777,199, was made on March 31, 2002. In December 2002 an advance principal payment of $113,522 was made on these notes. Subsequent to the current reporting period, in January 2003, UTG paid the 2003 principal reduction of $705,499.

The collective scheduled principal reductions on these notes for the next five years is as follows:

Year	Amount
2003	$ 705,499
2004	763,259
2005	763,259
2006	763,258
2007	0

C. Lines of Credit

On November 15, 2001, UTG was extended a $3,300,000 line of credit ("LOC") from the First National Bank of the Cumberlands ("FNBC") located in Livingston, Tennessee. The FNBC is owned by, Millard V. Oakley, who is a director of UTG. The LOC was for a one-year term from the date of issue. Upon maturity the Company renewed the LOC for an additional one-year term. The interest rate on the LOC is variable and indexed to be the lowest of the U.S. prime rates as published in the Wall Street Journal, with any interest rate adjustments to be made monthly. At December 31, 2002, the Company had no outstanding borrowings attributable to this LOC. During 2002 the Company had total borrowings of $1,600,000 on this LOC, which were all repaid during the year. The draws on this LOC were used to facilitate the payments due to the former shareholders of FCC as a result of the June 12, 2002, merger of FCC with and into UTG, as further described in note 15 to the consolidated financial statements.

On April 1, 2002, UTG was extended a $5,000,000 line of credit ("LOC") from an unaffiliated third party, Southwest Bank of St. Louis. The LOC will expire one-year from the date of issue. As collateral for any draws under the line of credit, the former FCC, which has now merged into UTG, pledged 100% of the common stock of its insurance subsidiary UG. Borrowings under the LOC will bear interest at the rate of 0.25% in excess of Southwest Bank of St. Louis' prime rate. At December 31, 2002, the Company had no outstanding borrowings attributable to this LOC. During 2002 the Company had total borrowings of $400,000 on this LOC which were all repaid during the year. Draws on this LOC were used to retire the remaining subordinated debt, as described in note 11A above.

12. OTHER CASH FLOW DISCLOSURES

On a cash basis, the Company paid $263,441, $333,365, and $373,988 in interest expense for the years 2002, 2001 and 2000, respectively. The Company paid $60,290, $92,006 and $(173,500) in federal income tax for 2002, 2001 and 2000, respectively.

As of December 31, 2002, the Company has $893,500 that has not been disbursed to former minority shareholders of FCC in connection with FCC's merger with and into UTG. The total consideration to be paid by the Company to the former minority shareholders as a result of the merger is $2,480,000 (see note 15 to the consolidated financial statements).

At December 31, 2002, the Company sold $115,000 in fixed maturity investments for which the cash had not yet been received. The receivable for these securities is included in the line item "Other assets" on the consolidated balance sheet.

In April 2001, the Company issued $3,885,996 in new debt in exchange for the acquisition of UTG and FCC common stock from two former officers and directors of the Company and their respective families.

On July 31, 2000, First Southern Bancorp, Inc., pursuant to the terms of a previous agreement, converted the $2,560,000 of convertible debt it held of United Trust Group, Inc. into 204,800 shares of common stock of UTG.

13. CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in financial institutions that at times may exceed federally insured limits. The Company maintains its primary operating cash accounts with First Southern National Bank, an affiliate of the largest shareholder of UTG, Jesse T. Correll, the Company's CEO and Chairman. In aggregate at December 31, 2002 these accounts hold approximately $5,000,000 for which there are no pledges or guarantees outside FDIC insurance limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

14. NEW ACCOUNTING STANDARDS

The Financial Accounting Standards Board ("FASB") has issued Statement No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,* Statement No. 146, *Accounting for Costs Associated with Exit or Disposal Activities,* Statement No. 147, *Acquisitions of Certain Financial Institutions, an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9,* and Statement No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123.*

Under Statement 4, all gains and losses from extinguishment of debt were required to be aggregated, and, if material, classified as an extraordinary item, net of related income tax effect. Statement 145 eliminates Statement 4 and as a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet certain criteria as outlined in Opinion 30. Applying the provisions of Opinion 30 will distinguish transactions that are part of an entity's recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. Statement 64 amended Statement 4 and is no longer necessary because Statement 4 has been rescinded. Statement 44 was issued to establish accounting requirements for the effects of transition to the provisions of the Motor Carrier Act of 1980. Those transitions are completed; therefore, Statement 44 is no longer necessary. Statement 145 also amends Statement 13 to require sale-leaseback accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Statement 145 also makes various technical corrections to existing pronouncements, none of which are substantive in nature. Statement 145 is required for fiscal years beginning after May 15, 2002, with early application encouraged. The adoption of Statement 145 did not affect the Company's financial position or results of operations since the Company has had no transactions of the aforementioned kind, during the reporting period.

Statement 146 was issued to address the accounting and reporting for costs associated with exit or disposal activities because entities increasingly are engaging in exit and disposal activities and certain costs associated with those activities were recognized as liabilities at a plan (commitment) date that did not meet the definition of a liability as outlined in FASB Concepts Statement No. 6. Statement 146 improves financial reporting for cost associated with exit or disposal activities, by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The accounting for similar events and circumstances will be the same, thereby improving the comparability and representational faithfulness of reported financial information. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of Statement 146 did not affect the Company's financial position or results of operations, since the Company has had no such exit or disposal activities during the reporting period.

Statement 147 was issued to address and clarify the application of the purchase method of accounting as it applies to acquisitions of financial institutions, except transactions between two or more mutual enterprises. The provisions of Statement 147 are effective on October 1, 2002. The adoption of Statement 147 did not affect the Company's financial position or results of operations, since the Company has had no acquisitions of this nature during the reporting period.

Statement 148 was issued to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2002. The adoption of Statement 148 will not affect the Company's financial position or results of operations, since the Company has no forms of stock–based employee compensation.

15. MERGER OF UNITED TRUST GROUP, INC. AND FIRST COMMONWEALTH CORPORATION

On May 21, 2002, at a special meeting of shareholders, the shareholders of FCC, then an 82% owned subsidiary of UTG, voted on and approved that certain Agreement and Plan of Reorganization and related Plan of Merger, each dated as of June 5, 2001, between UTG, and FCC (collectively, the "Merger Agreement"), and the merger contemplated thereby in which FCC would be merged with and into UTG, with UTG being the surviving corporation of the merger. The merger became effective on June 12, 2002. Pursuant to the terms and conditions of the Merger Agreement, each share of FCC stock outstanding at the effective time of the merger (other than shares held by UTG or shares held in treasury by FCC or by any of its subsidiaries) was at such time automatically converted into the right to receive $250 in cash per share.

This allowed UTG to acquire the remaining common shares (approximately 18%) of FCC that UTG did not own prior to the effective time of the merger.

The purchase price in the merger is comprised of the following components:

Investments	$	41,475,198
Cash and cash equivalents		2,020,960
Accrued investment income		493,609
Reinsurance receivables		6,784,813
Cost of insurance acquired		(1,371,740)
Property and equipment		424,217
Other assets		314,974
Total assets		50,142,031
Policy liabilities and accruals		(45,981,006)
Income taxes payable – current and deferred		1,063,735
Notes payable		(1,958,373)
Other liabilities		(786,387)
Net purchase price	$	2,480,000

The following table summarizes certain unaudited operating results of UTG as though the merger transaction had taken place at the beginning of the reporting periods ending on December 31, 2002 and December 31, 2001, respectively.

		December 31, 2002		December 31, 2001
Total revenues	$	30,064,644	$	33,329,372
Total benefits and other expenses	$	27,927,456	$	28,912,280
Operating income	$	2,137,188	$	4,417,092
Net Income	$	1,394,218	$	3,274,486
Basic earnings per share	$	0.40	$	0.86
Diluted earnings per share	$	0.35	$	0.86

16. COMPREHENSIVE INCOME

2002		Before-Tax Amount		Tax (Expense) or Benefit		Net of Tax Amount
Unrealized holding gains during period	$	2,868,146	$	(1,003,851)	$	1,864,295
Less: reclassification adjustment for gains realized in net income		(1,689)		591		(1,098)
Net unrealized gains		2,866,457		(1,003,260)		1,863,197
Other comprehensive income	$	2,866,457	$	(1,003,260)	$	1,863,197

2001		Before-Tax Amount		Tax (Expense) or Benefit		Net of Tax Amount
Unrealized holding gains during period	$	1,222,583	$	(427,904)	$	794,679
Less: reclassification adjustment for gains realized in net income		(340,341)		119,119		(221,222)
Net unrealized gains		882,242		(308,785)		573,457
Other comprehensive income	$	882,242	$	(308,785)	$	573,457

2000		Before-Tax Amount		Tax (Expense) or Benefit		Net of Tax Amount
Unrealized holding losses during period	$	1,513,673	$	0	$	1,513,673
Less: reclassification adjustment for losses realized in net income		(39,486)		0		(39,486)
Net unrealized losses		1,474,187		0		1,474,187
Other comprehensive deficit	$	1,474,187	$	0	$	1,474,187

In 2000 the Company's deferred tax asset was carried at zero net of allowances. In 2002 and 2001, the Company established a deferred tax liability of $1,170,197 and $385,432 for the unrealized gains based on the applicable United States statutory rate of 35%.

17. PROPOSED MERGER OF LIFE INSURANCE SUBSIDIARIES

The Company has been attempting to sell the Charter (state licenses) of APPL. To accommodate such a sale, APPL entered into a 100% coinsurance agreement effective October 1, 2002, whereby APPL ceded and UG assumed all policies in force of APPL as of the effective date of the agreement. The agreement was approved by the Ohio Department of Insurance pursuant to regulatory requirements. Under the coinsurance agreement, UG has primary responsibility for the policies, but APPL remains contingently liable for the policies. Currently, a sale of the Charter appears to be remote. As an alternative, a merger proposal is being considered whereby APPL would be merged with and into UG. A decision regarding the merger is likely to be approved at the Board meeting in March 2003.

As a result of the 100% coinsurance agreement, the ownership of ABE was transferred from APPL to UG, as part of the coinsurance asset transfer. Prior to the coinsurance transaction, in September 2002, the boards of ABE and UG approved the exploration of a merger transaction whereby ABE would be merged with and into UG. The UG and ABE Boards are expected to approve the merger transaction at the March 2003 meeting. The merger will require the approval of the insurance departments of the States of Ohio and Illinois prior to completion. The merger is expected to be completed in mid 2003.

Management of the Company believes the completion of the aforementioned mergers will provide the Company with additional cost savings. These cost savings result from streamlining the Company's operations and organizational structure from three life insurance subsidiaries to one life insurance subsidiary, UG. Thus, the Company will further improve administrative efficiency.

18. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2002			
	1st	2nd	3rd	4th
Premiums and policy fees, net	$ 4,276,861	$ 4,388,284	$ 3,725,823	$ 3,601,432
Net investment income	3,307,478	3,287,608	3,336,329	3,415,409
Total revenues	7,793,041	7,898,975	7,253,685	7,224,343
Policy benefits including dividends	4,835,106	4,609,999	5,110,590	4,930,553
Commissions and amortization of DAC and COI	688,618	578,688	501,283	532,722
Operating expenses	1,530,433	1,649,134	1,441,502	1,255,387
Operating income	666,674	999,760	129,080	447,074
Net income (loss)	477,034	722,679	327,499	(27,594)
Basic earnings (loss) per share	0.14	0.21	0.09	(0.01)
Diluted earnings (loss) per share	0.14	0.21	0.09	(0.01)

	2001			
	1st	2nd	3rd	4th
Premiums and policy fees, net	$ 4,554,451	$ 4,768,808	$ 4,137,361	$ 3,811,796
Net investment income	4,014,425	3,931,677	3,557,702	3,563,255
Total revenues	8,428,235	9,005,351	7,963,274	7,968,472
Policy benefits including dividends	4,937,725	5,193,310	4,586,257	4,807,794
Commissions and amortization of DAC and COI	929,415	621,810	511,470	773,199
Operating expenses	1,514,115	1,768,758	1,573,817	1,629,001
Operating income	1,008,366	1,323,667	1,183,712	676,417
Net income	343,858	975,292	645,873	474,550
Basic earnings per share	0.08	0.27	0.18	0.13
Diluted earnings per share	0.08	0.27	0.18	0.13

	2000			
	1st	2nd	3rd	4th
Premiums and policy fees, net	$ 5,337,148	$ 5,201,585	$ 4,470,307	$ 4,480,646
Net investment income	4,252,494	4,009,489	3,927,944	3,895,906
Total revenues	9,933,932	9,348,373	8,471,566	7,993,252
Policy benefits including dividends	6,119,515	5,502,941	5,128,773	5,528,128
Commissions and amortization of DAC and COI	1,097,759	804,071	775,825	1,004,470
Operating expenses	2,827,918	1,732,641	2,095,530	3,459,697
Operating income (loss)	(244,223)	1,166,057	408,328	(2,037,231)
Net income (loss)	(47,394)	686,907	163,169	(1,499,108)
Basic earnings (loss) per share	(0.01)	0.17	0.04	(0.39)
Diluted earnings (loss) per share	(0.01)	0.17	0.04	(0.39)

BOARD OF DIRECTORS

John S. Albin
Banking Executive

Randall L. Attkisson
CFO, Treasurer and Director of First Southern Bancorp, Inc.

Jesse T. Correll
Chairman, President and Director of First Southern Bancorp, Inc.

Ward F. Correll
President, Cumberland Lake Shell, Inc.

Thomas F. Darden
Attorney, Manager of Real Estate Investment Partnership

William W. Perry
Owner of SES Investments, Ltd., an Oil and Gas Investments Company

James P. Rousey
Executive Vice President, and Chief Administrative Officer

Robert W. Teater
President, Robert W. Teater and Associates

OFFICERS

Jesse T. Correll
Chairman of the Board and Chief Executive Officer

Randall L. Attkisson
President and Chief Operating Officer

James P. Rousey
Executive Vice President, and Chief Administrative Officer

Theodore C. Miller
Senior Vice President, Chief Financial Officer and Corporate Secretary

SHAREHOLDER INFORMATION

Annual Meeting

The 2003 Annual Meeting of Shareholders will be held on Wednesday, June 11, 2003 at 10:00 a.m. CST at the corporate headquarters, 5250 South Sixth Street, Springfield, Illinois 62703. All shareholders are welcome to attend and to take part in the discussion of Company affairs.

MARKET FOR COMPANY'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

The Registrant is a public company whose common stock is traded in the over-the-counter market. Over-the-counter quotations can be obtained with the UTGI stock symbol.

The following table shows the high and low bid quotations for each quarterly period during the past two years, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The quotations below were acquired from the NASDAQ web site, which also provides quotes for over-the-counter traded securities such as UTG. UTG was listed on the NASDAQ small cap market up to December 31, 2001, at which time the Company voluntarily de-listed the stock.

	BID	
PERIOD	LOW	HIGH
2002		
First quarter	6.000	9.850
Second quarter	6.000	7.250
Third quarter	6.250	7.050
Fourth quarter	6.500	8.000

	BID	
PERIOD	LOW	HIGH
2001		
First quarter	4.625	6.375
Second quarter	4.510	5.650
Third quarter	5.010	6.600
Fourth quarter	6.100	7.400

UTG has not declared or paid any dividends on its common stock in the past two fiscal years, and has no current plans to pay dividends on its common stock as it intends to retain all earnings for investment in and growth of the Company's business. The payment of future dividends, if any, will be determined by the Board of Directors in light of existing conditions, including the Company's earnings, financial condition, business conditions and other factors deemed relevant by the Board of Directors. See Note 2 in the accompanying consolidated financial statements for information regarding dividend restrictions, including applicable restrictions on the ability of the Company's life insurance subsidiaries to pay dividends up to the Registrant, which discussion is incorporated herein by this reference.

As of March 1, 2003 there were 9,853 record holders of UTG common stock.

Corporate Office
Street Address:
5250 South Sixth Street
Springfield, IL 62703
(217) 241-6300

Mailing Address:
P.O. Box 5147
Springfield, IL 62705-5147

Corporate Website
www.unitedtrustgroup.com

Primary Market Maker is:

J.J.B. Hilliard, W.L. Lyons
800-627-3557

Shareholder Services
The Company acts as its own transfer agent. Communications regarding stock transfer, lost certificates or changes of address should be directed to the Stock Transfer Department at the corporate office address above or telephone (217) 241-6410.

Certified Public Accountants
Kerber, Eck & Braeckel LLP
Springfield, Illinois

Request for Information
Shareholders may receive a copy, without charge, of the annual report, Form 10-K, or Form 10-Q upon written request. Copies of Form 10-K or Form 10-Q are also available on the World Wide Web at the Securities and Exchange Commission's Web site address at www.sec.gov.

UNITED TRUST GROUP, INC.
P.O. BOX 5147
SPRINGFIELD, ILLINOIS 62705

Presorted Standard
U.S. Postage
PAID
Permit No. 698
Springfield, IL